As filed with the Securities and Exchange Commission on March 25, 1999
                                                      Registration No. 333-71535

================================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------


                                 ASD GROUP, INC.
           -----------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

         DELAWARE                          8711                           14-1483460
------------------------------   -------------------------   ---------------------------------------
 (State or Jurisdiction of          (Primary Standard        (I.R.S. Employer Identification Number)
Incorporation or Organization)   Industrial Classification
                                       Code Number)

                                1 Industry Street
                          Poughkeepsie, New York 12603
                                 (914) 452-3000
          (Address and Telephone Number of Principal Executive Offices)

                 1 Industry Street, Poughkeepsie, New York 12603
(Address of Principal Place of Business or Intended Principal Place of Business)

                               Peter C. Zachariou
                                    President
                                 ASD Group, Inc.
                                1 Industry Street
                          Poughkeepsie, New York 12603
                                 (914) 452-3000
            (Name, Address and Telephone Number of Agent for Service)

                          COPIES OF COMMUNICATIONS TO:

                              Dale S. Bergman, P.A.
                                Broad and Cassel
                    201 South Biscayne Boulevard, Suite 3000
                              Miami, Florida 33131
                            Telephone: (305) 373-9400
                            Facsimile: (305) 373-9443

                         -------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

                           ---------------------------

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
================================================================================

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                        CALCULATION OF REGISTRATION FEE
    --------------------------------------------------------------------------------------------------------------------------
                                                                                           PROPOSED
                                                                 PROPOSED MAXIMUM           MAXIMUM
                                               AMOUNT             OFFERING PRICE           AGGREGATE            AMOUNT OF
             TITLE OF SHARES                    TO BE             PER SHARE (1)             OFFERING           REGISTRATION
             TO BE REGISTERED                REGISTERED                                     PRICE(1)               FEE
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                             7,906,477                  $1.00           $7,906,477.00           $2,332.41
       $.01 par value                            shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                             3,806,039                  $1.00           $3,806,039.00           $1,122.78
      $.01 par value(2)                          shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                             1,063,211                  $1.50           $1,594,816.50             $470.47
      $.01 par value(3)                          shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                                50,000                  $1.75              $87,500.00              $25.82
      $.01 par value(4)                          shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                               141,360                  $ .358             $50,606.88              $14.93
      $.01 par value(5)                          shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                             4,000,000                  $ .75           $3,000,000.00             $885.00
      $.01 par value(6)                          shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                                50,000                  $2.00             $100,000.00              $29.50
      $.01 par value(7)                         shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                               100,000                  $1.25             $125,000.00              $36.88
      $.01 par value(8)                         shares
    --------------------------------------------------------------------------------------------------------------------------
    Common Stock,                                50,000                  $2.50             $125,000.00              $36.88
      $.01 par value(9)                          shares
    --------------------------------------------------------------------------------------------------------------------------
              Total                                                                                              $4,954.67(10)
    --------------------------------------------------------------------------------------------------------------------------

 (1) Estimated solely for the purpose of calculating the registration fee and pursuant to Rule 457.

 (2) Represents 734,607 shares issuable upon conversion of the Company's Series C Convertible Preferred Stock, 1,178,572 shares issuable upon conversion of the Company's Series D Convertible Preferred Stock (based on a market price of $1.00 per share) and 1,892,860 shares issuable upon conversion of the Company's Series E Convertible Preferred Stock (based on a market price of $1.00 per share).

 (3) Represents shares issuable upon the exercise of warrants issued by the Company having an exercise price of $1.50 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of said warrants.

 (4) Represents shares issuable upon the exercise of a warrant issued by the Company having an exercise price of $1.75 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of said warrant.

 (5) Represents shares issuable upon the exercise of warrants issued by the Company having an exercise price of $.358 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of said warrants.

 (6) Represents shares issuable upon the exercise of warrants issued by the Company having an exercise price of $.75 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of said warrants.

 (7) Represents shares issuable upon the exercise of a warrant issued by the Company having a maximum exercise price of $2.00 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provisions of said warrant.

 (8) Represents shares issuable upon the exercise of warrants issued by the Company having an exercise price of $1.25 per share. Also includes any additional shares as may be issuable as a result of the anti-dilution provisions of said Warrants.

 (9) Represents shares issuable upon exercise of warrants issued by the Company having an exercise price of $2.50 per share. Also includes such additional shares as may be issuable as a result of the anti-dilution provision of said warrants.

(10) Of this amount, $3,604.45 has previously been paid and $1,350.22 is being transmitted herewith.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED MARCH 25, 1999

PROSPECTUS
                        17,167,087 SHARES OF COMMON STOCK

                                 ASD GROUP, INC.


         The selling stockholders are offering for sale up to 17,167,087 shares of common stock. We are registering the re-sale of the shares of common stock pursuant to commitments to the holders of the securities. We will pay the expenses of registering the re-sale of the shares.

         The selling stockholders may sell their shares in public or private transactions, at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sales of the shares. We are registering the re-sale of shares that are currently outstanding, shares issuable upon conversion of preferred stock and shares issuable upon the exercise of outstanding warrants. We will receive approximately $5,083,000 from the exercise of the warrants if all of the warrants are exercised and the cashless exercise provisions of the warrants are not used.

         Our common stock is quoted on the OTC Bulletin Board under the symbol "ASDG." On March 24, 1999, the last reported sales price of our common stock on the OTC Bulletin Board was $.94 per share.


                       -----------------------------------


YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 7 OF THIS PROSPECTUS.
                       -----------------------------------


         THESE SHARES HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAVE THESE ORGANIZATIONS DETERMINED WHETHER THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         YOU SHOULD ONLY RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. OUR COMMON STOCK IS NOT BEING OFFERED IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.


The date of this Prospectus is __________, 1999

                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
SUMMARY....................................................................1

FORWARD-LOOKING STATEMENTS.................................................7

RISK FACTORS...............................................................7

USE OF PROCEEDS...........................................................14

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS...................15

CAPITALIZATION............................................................17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS..............................................18

BUSINESS..................................................................23

MANAGEMENT................................................................32

PRINCIPAL STOCKHOLDERS....................................................36

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................38

SELLING STOCKHOLDERS......................................................39

PLAN OF DISTRIBUTION......................................................43

DESCRIPTION OF SECURITIES.................................................45

SHARES ELIGIBLE FOR FUTURE SALE...........................................47

LEGAL OPINION.............................................................48

EXPERTS...................................................................48

WHERE YOU CAN FIND MORE INFORMATION.......................................48

                                     SUMMARY

         THIS IS ONLY A SUMMARY AND DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION CONTAINED LATER IN THIS PROSPECTUS AND ALL OTHER INFORMATION, INCLUDING THE FINANCIAL INFORMATION AND STATEMENTS WITH NOTES, INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AS DISCUSSED IN THE "WHERE YOU CAN FIND MORE INFORMATION" SECTION OF THIS PROSPECTUS.

                                    ABOUT US

OUR BUSINESS

         We provide comprehensive contract manufacturing and engineering services to original equipment manufacturers. We specialize in the fabrication, assembly and testing of complex industrial products and non-invasive medical equipment. We also manufacture complete systems, as well as assemblies, including printed circuit boards, cable and wire harnesses and other electro-mechanical assemblies. We also provide our customers with a broad range of sophisticated product engineering and design services. Our manufactured products range from automated test and production systems to less complex products such as sign plotting devices. Our representative customers include ENI Technologies (a division of Astec America, Inc.), General Electric, Gerber Scientific Products, International Business Machines Corporation, U.S. Surgical, Motorola, Inc. and the United States Postal Service.

         We were incorporated in New York in May 1965 under the name Dutchess Design & Development, Inc. In July 1996, we were reincorporated in Delaware under our present name. We maintain our executive offices at 1 Industry Street, Poughkeepsie, New York 12603, and our telephone number is (914) 452-3000.


OUR FINANCIAL RESTRUCTURING

         In May 1997, we completed our initial public offering and in December 1997, restructured our bank debt. Although we believe there is a positive climate for contract manufacturers in the United States, generally, beginning in 1998, our sales were and continue to be adversely affected by the situation in the Asian markets. We have experienced a reduction in orders from several customers, principally those affected by Asian market conditions. These cancellations caused us to record an inventory write-off and reserve of $2,200,000 for the year ended June 26, 1998 and an additional inventory write-off of $1,500,000 for the quarter ended December 25, 1998.

         As a result of the reduction in orders and resulting decrease in working capital, on June 26, 1998, we entered into a purchase agreement with a group of investors for a capital infusion and agreements with our primary lenders to restructure our debt. As a result of the financial restructuring, we recorded a $1,718,000 tax expense resulting from a one-time write-off of the previously established deferred tax asset, which may not be utilized. However, we also received over $2,800,000 in additional capital, eliminated approximately $1,000,000 in debt and restructured, on more favorable terms, our remaining debt. Moreover, Getzler & Co., Inc. was retained to manage our operations. Through its executive officers, Getzler has taken steps to reduce inventory and costs.

         Pursuant to a Purchase Agreement dated as of June 26, 1998 between the company, certain investors and Gary D. Horne (the "Purchase Agreement"), the investors purchased, in a private offering, shares of our common stock, shares of our convertible preferred stock and five-year warrants to purchase additional shares of common stock at an exercise price of $.75 per share for $2,048,000.

         As part of the financial restructuring, we reached agreement with PNC Bank, National Association, Bankers Trust Company and a group of private noteholders, our three primary lenders, to restructure our outstanding indebtedness to them. As part of the agreement with the noteholder group, $880,000 in debt was converted into additional shares of convertible preferred stock.

         In addition to the foregoing, holders of outstanding warrants to purchase an aggregate of 118,126 shares of common stock at $2.69 per share agreed to exchange these warrants for new warrants to purchase 381,818 shares at $1.50 per share. The financial restructuring would have triggered the anti-dilution provisions of the outstanding warrants resulting in such warrants representing the right to purchase at least 478,198 shares at an exercise price of less than $.75 per share.

         As a result of continued losses, by November 1998, we required an additional capital infusion. Accordingly, in November we raised an additional $825,000 through a private offering of shares of our convertible preferred stock. In addition, in March 1999 we raised an additional $1,325,000 through a private offering of shares of our convertible preferred stock.


RECENT DEVELOPMENTS


         CONTINUING LOSSES

         We expect operating losses to continue at least through June 25, 1999. For the quarter ended December 25, 1998, we reported a net loss of approximately $2,700,000. These losses result from, among other things, an inventory write-off of approximately $1,500,000 taken in the quarter ended December 25, 1998 as a result of the cancellation of orders by customers. In addition, during December 1998, as part of our financial plan to reduce debt and increase equity, we made a decision to sell our currently idle manufacturing facility. Although we do not have any written contract for a sale of the property at this time, the amount of the impairment in the carrying value of the manufacturing facility ($300,000) was charged to operations in the quarter ended December 25, 1998. As a result of our continuing losses and the impairment in capital, we will require additional capital notwithstanding the funds that were raised in the financial restructuring.

         AGREEMENT WITH FOUNDERS

         On February 9, 1999, we entered into a letter agreement with two of our original founders to which we agreed to pay deferred compensation in the amount of $30,000 and provide health insurance benefits until the year 2008. By letter agreement dated as of February 9, 1999, the founders agreed to accept, in lieu of any further pension payments, 75,000 restricted shares of our common stock and continuation of the medical, dental and prescription drug benefits currently provided to the founders until the founders died or reached the age of 65.

         NASDAQ DELISTING

         On February 23, 1999, we received notice from The Nasdaq Stock Market, that the Nasdaq Listings Qualifications Panel determined to delist our common stock from The Nasdaq Stock Market effective February 23, 1999. We have requested a review of this decision by the Nasdaq Listing and Hearing Review Council and our request for a hearing has been granted although a date has not been set. In the interim, the common stock is being quoted on the OTC Bulletin Board and management continues its efforts to reduce liabilities and increase stockholders' equity. Management hopes to be able to demonstrate compliance with The Nasdaq SmallCap Market maintenance requirements and have a plan for sustained compliance by the time this decision is reviewed by the Hearing Review Council. However, no assurance can be given that we will be able to achieve compliance or that the Nasdaq Hearing Review Council will agree to re-list our common stock on The Nasdaq Stock Market.

         BANKERS TRUST AGREEMENT

         As of February 26, 1999, we were indebted to Bankers Trust Company ("BTC") in the amount of $2,501,132.64, plus all accrued but unpaid interest. Effective February 26, 1999, we entered into the Second Restructuring Agreement (the "Second Restructuring Agreement") with BTC pursuant to which our obligations to BTC will be reduced to $800,000. Pursuant to the Second Restructuring Agreement, upon receipt of a $250,000 payment, BTC will reduce our indebtedness to $550,000, which amount will be payable in 24 months. We anticipate consummating the Second Restructuring Agreement in March 1999, however, it is subject to certain conditions including payment by us of $250,000.

         AGREEMENT WITH GARY HORNE

         As of March 4, 1999, we were indebted to Gary D. Horne, former Chief Executive Officer and Chairman of the Board, in the aggregate principal amount of $707,492.91, plus accrued and unpaid interest. By letter agreement dated March 4, 1999, Gary Horne agreed to forgive such indebtedness in exchange for:
(i) 150,000 shares our common stock (the "Additional Shares"); (ii) release of the 85,718 shares of our common stock (the "Escrow Shares") owned by Gary Horne currently being held in escrow, to secure Mr. Horne's indemnifications under the Purchase Agreement; (iii) registration of the resale of the Additional Shares and Escrow Shares; (iv) consent to the assignment by Mr. Horne of all insurance policies on the life of Gary Horne from which we and/or Gary Horne borrowed the cash value along with accumulated interest and an assumption of any liabilities with respect to these insurance policies and the loans outstanding thereunder;
(v) providing Gary D. Horne with life insurance for executives according to the benefits of our group insurance plan and providing Gary D. Horne and his wife health and dental insurance according to the benefits of our group insurance plan continuously through September 1, 2001; and (vi) releasing Mr. Horne from certain liabilities arising from his acting as an officer and/or director from June 26, 1998 through the date hereof, and arising from the Purchase Agreement. Consummation of this agreement is subject to a number of conditions including the company using its best efforts to obtain a general release from each of the purchasers listed on Schedule A to the Purchase Agreement.

         REVOLVING CREDIT FACILITY WITH PNC BANK

         On March 10, 1999, we amended the terms of our revolving credit facility with PNC Bank pursuant to which our credit line was increased from $4,500,000 to $5,700,000. As of March 10, 1999, we had an over advance to PNC Bank under the credit facility in the amount of approximately $1,575,000. Pursuant to the terms of the amendment, we agreed to begin repaying this over advance upon the earliest to occur of (i) sale of our currently idle manufacturing facility, (ii) refinancing of certain of our real property, or
(iii) August 29, 1999.

         ANNUAL STOCKHOLDERS MEETING

         On March 15, 1999, we held an annual meeting of our stockholders. At the annual meeting, the stockholders took the following action:

         /bullet/ approved the terms of the financial restructuring;

         /bullet/ approved an amendment to our Certificate of Incorporation increasing the number of authorized shares of common stock from 10,000,000 shares to 50,000,000 shares;

         /bullet/ elected the following directors to our Board of Directors for the ensuing year: Jay H. Solomont, Peter C. Zachariou, Mark Karasick, Thomas J. Lenagh, and Jan M. Winston;

         /bullet/ approved an amendment to our 1996 Stock Option Plan to increase the number of shares of common stock reserved for issuance under the plan from 60,000 shares to 350,000 shares; and

         /bullet/ ratified the appointment of Deloitte & Touche, LLP as our auditors for the fiscal year ended June 25, 1999.

         Consequently, on March 17, 1999, we filed a Certificate of Amendment to our Certificate of Incorporation increasing the number of authorized shares of our common stock from 10,000,000 shares to 50,000,000 shares. In addition, as a result of the approval of the financial restructuring and amendment to our Certificate of Incorporation, approximately 683,708 shares of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock automatically converted into 6,837,076 shares of common stock.

                               ABOUT THE OFFERING


Common stock outstanding................ 9,808,676 shares.(1)

Common stock offered by the
selling stockholders....................17,427,798 shares.(2)

Use of Proceeds.........................We will not receive any proceeds from the sale of the shares of common stock
                                        by the selling stockholders. We will
                                        only receive proceeds upon the exercise
                                        of the warrants if the warrants are
                                        exercised and the cashless exercise
                                        provisions of the warrants are not used.
                                        Those proceeds, if any, will be used for working capital requirements and other general corporate purposes. See "Use of Proceeds."

Risk Factors............................The securities offered hereby involve a high degree of risk. See "Risk Factors."

OTC Bulletin Board......................ASDG

------------
(1) Does not include shares of common stock issuable upon conversion of outstanding shares of convertible preferred stock and upon exercise of outstanding options and warrants to purchase shares of common stock.

(2) Includes shares issuable upon exercise of outstanding warrants, and conversion of our outstanding Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

         The following is a summary of our Consolidated Financial Statements, which are included elsewhere in this Prospectus, and should be read in conjunction therewith.

                                                         YEAR ENDED                             SIX MONTHS ENDED
                                            --------------------------------------    --------------------------------------
                                                JUNE 26,             JUNE 27,          DECEMBER 25,         DECEMBER 26,
                                                  1998                 1997                1998                 1997
                                            -----------------    -----------------    ----------------     -----------------
                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS
DATA:
Net sales...........................          $14,298,745            $15,870,988        $ 3,816,890           $9,634,806
Income (loss) from operations.......           (4,306,657)               124,690         (3,101,580)             (52,993)
Loss before income taxes and
   extraordinary gain ..............           (5,640,638)            (1,341,481)        (3,527,297)            (497,931)
Net loss ...........................           (6,692,670)              (776,897)        (3,527,297)            (288,500)
Net loss per basic and diluted
   common share.....................          $     (4.24)           $     (1.03)       $     (1.75)          $     (.18)
Weighted average number
  of common shares outstanding......            1,579,018                751,041          2,079,934            1,577,917

                                                            DECEMBER 25,
                                                               1998
                                                       ----------------------
                                                            (UNAUDITED)
BALANCE SHEET DATA:

Working capital deficiency...........................       $(2,427,746)
Current assets.......................................         3,215,700
Total assets.........................................         7,564,869
Long-term debt, net of current portion...............         4,198,529
Stockholders' deficiency.............................        (2,616,542)

                           FORWARD-LOOKING STATEMENTS

         Certain important factors may affect our actual results and could cause those results to differ materially from any forward-looking statements made in this Prospectus or that are otherwise made by us or on our behalf. "Forward-looking statements" are not based on historical facts and are typically phrased using words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" and similar expressions or variations.

         Differences in actual results may be caused by factors such as those discussed in the "Risk Factors" below as well as those discussed elsewhere in this Prospectus and in our filings with the SEC.

                                  RISK FACTORS

         THE SHARES OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS, AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE INVESTING.

WE REQUIRE ADDITIONAL FINANCING AND WE MIGHT NOT BE ABLE TO OBTAIN IT


         As of December 25, 1998, we had a working capital deficiency of $2,427,746. We believe our existing and anticipated capital resources will enable us to fund operations only through June 1999. Thus, we require substantial capital in the immediate future. We have been and will continue to seek equity or debt financing to fund operating losses and working capital. We cannot assure you that funding will be available upon acceptable terms, if at all. If we cannot raise funds, our business will be materially harmed.


DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS

         For the fiscal year ended June 26, 1998 ("Fiscal 1998") our five largest customers accounted for approximately 67.1% of net sales. During Fiscal 1998, sales to ENI Technologies, a division of Astec America, Inc. ("ENI"), accounted for approximately 22.4% of our net sales, Spectran Corporation ("Spectran") accounted for approximately 17.6% of our net sales, Olin Microelectronics ("Olin") accounted for approximately 13.0% of our net sales, IBM accounted for approximately 8.0% of our net sales and Noisecom accounted for approximately 6.1% of our net sales. For the fiscal year ended June 27, 1997 ("Fiscal 1997"), our five largest customers accounted for approximately 66% of net sales. During Fiscal 1997, sales to ENI accounted for approximately 22% of our net sales, Gerber Scientific Products ("Gerber") accounted for approximately 13% of our net sales, Lockheed Martin Corporation accounted for approximately 11% of our net sales, IBM accounted for approximately 10% of our net sales and S&K Products International, Inc. ("S&K") accounted for 10% of our net sales. While our goal is to diversify our customer base, we expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues for the foreseeable future. Significant reductions in sales to any of our large customers have had and may in the future have a material adverse effect on us. We cannot guarantee that present or future customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the amount of manufacturing services ordered from us. A termination of a manufacturing relationship or change, reduction or delay in orders could harm us.

RECENT LOSSES


         We reported net losses of $3,527,297 for the six months ended December 25, 1998 and $6,692,670 for Fiscal 1998. We expect that the net losses will continue at least through the year ended June 25, 1999 ("Fiscal 1999"). We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. Moreover, as result of our recent financial restructuring, utilization of our federal net operating loss carryforwards will be limited. Thus, if and when we are able to achieve profitability, we will only be able to offset these losses against less loss carryforwards.


DEPENDENCE ON MANAGEMENT


         Our future success depends to a significant extent on the continued service of Peter C. Zachariou, our President, and other key technical and sales personnel. Although Mr. Zachariou does not have an employment agreement with us, he has been working for us pursuant to an agreed upon compensation package. The loss of Mr. Zachariou would hurt our business. Our future success will also depend on our ability to attract and retain other qualified management, administrative and other personnel.

NASDAQ DELISTING

         Our common stock was listed on The Nasdaq SmallCap Market. However, on February 23, 1999, we received a letter from The Nasdaq Stock Market advising us that the Nasdaq Listings Qualifications Panel determined to delist our common stock from The Nasdaq Stock Market effective February 23, 1999. We have requested a review of this decision and our request for a hearing has been granted although a date has not been set. In the interim, our common stock is quoted on the OTC Bulletin Board. The delisting of our common stock from The Nasdaq Stock Market combined with the suspension in trading on the Pacific Exchange has limited the trading market for the common stock. Thus, you may find it more difficult to dispose of or to obtain accurate quotations for our common stock.


PACIFIC EXCHANGE DELISTING


         On December 2, 1998, we received a letter from the Pacific Exchange indicating that the Equity Listing Committee had voted unanimously in favor of delisting our common stock. On December 2, 1998, the common stock was suspended from trading. On December 7, 1998, we responded with a request for a hearing and an answer to the letter from the Pacific Exchange. On January 8, 1999, we received a letter from the Pacific Exchange affirming the decision of the Equity Listing Committee. The Pacific Exchange is in the process of setting a date for a hearing to discuss the appeal. Until after the hearing and a decision is made about the continued listing of our common stock, our common stock remains suspended from trading. Our position may not be deemed to warrant continued listing on the Pacific Exchange in which case the Pacific Exchange may delist our common stock from the Pacific Exchange. We cannot guarantee that our shares of common stock will continue to be listed on the Pacific Exchange. Delisting of the common stock from the Pacific Stock Exchange would limit the trading market and, consequently, you will likely find it more difficult to dispose of your common stock.

AGED INVENTORY


         During the fiscal year ended June 26, 1998 and the second quarter of 1999, cancellation of orders resulted in our having to record inventory write-offs and reserves of $3,700,000. We cannot assure you that additional write-offs will not be necessary or that aged or obsolete inventory will not harm our business in the future.

LIMITED AVAILABILITY OF COMPONENTS


         A substantial part of our revenues is derived from turnkey manufacturing in which we provide materials sourcing, procurement, assembly and testing. In turnkey manufacturing, we could be exposed to the risk of component price increases, which could hurt our gross profit margins. Some of the products and assemblies manufactured by us require one or more components that are ordered from, or which may be available from, only one source. Some of these components are allocated in response to supply shortages. In some cases, supply shortages could substantially decrease production of all assemblies using a particular component. While we have not experienced material shortages of components in the recent past, we cannot be sure that shortages will not occur in the future. Any shortages will hurt our business.

DEPENDENCE ON CERTAIN INDUSTRIES

         We are dependent upon the continued growth, viability and financial stability of our customers, who are in turn substantially dependent upon the growth of the industries in which they operate. These industries have been characterized by rapid technological change and short product life cycles and have recently experienced pricing and margin pressures. In addition, many of our customers are affected by general economic conditions. The factors affecting our customers and/or the industries in which they operate could harm our business.

POTENTIAL FLUCTUATIONS IN FINANCIAL RESULTS

         Our annual and quarterly operating results may be affected by a number of factors, including:

         /bullet/ our ability to manage inventories;

         /bullet/ the degree of automation used in the assembly process;

         /bullet/ fluctuations in material costs and the mix of material costs versus labor;

         /bullet/ price competition;

         /bullet/ the inability to pass on excess costs to customers;

         /bullet/ the timing of expenditures in anticipation of increased sales;
                  and

         /bullet/ customer product delivery requirements.

         Any one of the foregoing factors or a combination thereof may hurt our business.

VARIABILITY OF CUSTOMER REQUIREMENTS AND CUSTOMER FINANCING

         The level and timing of orders placed by our customers vary due to their attempts to balance inventory, changes in customers' manufacturing strategies and variations in demand for their products resulting from, among other things, product life cycles, competitive conditions or general economic conditions. Our profitability could be adversely affected if we increase our expenditures in anticipation of a future level of sales which does not materialize. While a majority of our net sales are derived from several of our customers who provide production requirements for one year in the form of yearly purchase orders, the remaining net sales are derived from others who do not commit to firm production schedules for more than one quarter in advance. We do not assess any additional fee or charge interest in connection with the financing of any customer orders. Such financing is funded from and is limited in amount by available cash generated from operations. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

         In the past, we have been required to increase staffing and other expenses in order to meet the demands of firm purchase orders from our customers. In addition, the total quantity requirements of purchase orders from some of our customers have been decreased and/or delivery schedules have been deferred as a result of changes in the customer's business needs, thereby adversely affecting us. On other occasions, customers have required rapid increases in production which have placed extensive burdens on our resources. If a customer cancels an order, the customer is required to pay for all materials purchased and labor expended to the date of cancellation. We do not assess any additional fees or penalties. Such customers' order fluctuations and deferrals have from time to time hurt our business and may do so in the future.

MANAGEMENT OF GROWTH

         One of our strategies is to expand our relationships with our existing customers and increase our customer base. In order to do this, we will need to increase staff and capital equipment. We, however, must manage our staff and capital properly to ensure that the increased costs of staffing and capital expenditures do not increase at a faster rate than sales. In addition, as our business and customer base grows, our accounts receivable may increase. While we maintain accounts receivable insurance on certain of our customers, if one or more of our principal customers became insolvent, or otherwise were unable to pay for our services, our business will be hurt.

VOLATILITY OF STOCK PRICE

         The trading price of our common stock has been, and in the future is expected to be, volatile and we expect to experience further market fluctuations as a result of a number of factors, including, but not limited to, current and anticipated operating results as well as changes in our business, operations or financial results, prospects of general market and economic conditions and other factors.

TECHNOLOGICAL CHANGE AND PROCESS DEVELOPMENT

         The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We believe that our future success will depend in large part upon our ability to develop and market manufacturing services which meet changing customer needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot guarantee that our process development efforts will be successful.

ENVIRONMENTAL COMPLIANCE

         We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during the manufacturing process. While we believe that we are in compliance with all environmental regulations, if we fail to comply with present and future regulations we could be subject to future liabilities or the suspension of production. In addition, these regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with governmental regulations. Historically, our costs of compliance with environmental regulations have not been material.


COMPETITION

         Competition is intense in our business. We have numerous competitors which include international and national companies and many of them have significantly more financial resources than we do. We also face competition from our current and prospective customers as they evaluate the need to manufacture products internally instead of outsourcing that function. Increased competition could result in price reductions, reduced profit margins or the inability to obtain sufficient market share to be successful, any of which could harm our business. We are not sure we will be able to compete successfully in this market.


NO DIVIDENDS ANTICIPATED TO BE PAID

         We have never paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the future. The future payment of dividends is directly dependent upon our future earnings, capital requirements, financial requirements and other factors to be determined by our Board of Directors. It is anticipated that future earnings, if any, which may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to our stockholders.

CONTROL BY PRINCIPAL STOCKHOLDERS


         As of the date of this Prospectus, Peter C. Zachariou and Jay H. Solomont beneficially own approximately 29.6% and 23.1% of our common stock, respectively. Although there is no agreement between Mr. Zachariou and Mr. Solomont as to the voting of their shares, they will be able to exercise a significant influence over and, voting together, control decisions that may effect our stockholders. In addition, Mr. Zachariou and Mr. Solomont voting together, will be able to effect certain transactions, including mergers, acquisition consolidations and sales of substantially all of our assets, without the consent of any of our other stockholders, subject to applicable laws.


LIMITATION ON USE OF OUR TAX LOSS CARRYFORWARD


         As of June 26, 1998, we had a net operating loss carryforward of approximately $1,731,000 for federal income tax purposes. The financial restructuring resulted in a "change of control" for federal income tax purposes and limited our ability to utilize net operating losses. The effect of such limitation could be material depending on our future taxable income.

PENNY STOCK REGULATIONS

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC Regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.


           In addition, since the common stock is not quoted on Nasdaq and we do not meet the other exceptions to the penny stock regulations, trading in the common stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934 for non-Nasdaq and non-national securities exchange listed securities. Under such rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell the common stock and thus the ability of purchasers of the common stock to sell their securities in the secondary market.


POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE


         Our stock price may be hurt by future sales of our shares or the perception that such sales may occur. As of the date of this Prospectus, approximately 8,863,676 shares of common stock held by existing stockholders constitute "restricted shares" as defined in Rule 144 under the Securities Act. These shares may only be sold if they are registered under the Securities Act or sold under Rule 144 or another exemption from registration under the Securities Act. Sales under Rule 144 are subject to the satisfaction of certain holding periods, volume limitations, manner of sale requirements, and the availability of current public information about us.


         Substantially all of our restricted shares of common stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders, including the common stock covered by this Prospectus. This will permit the sale of registered shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of the common stock in the public market may hurt the stock's market price.


EFFECT OF OUTSTANDING CONVERTIBLE PREFERRED STOCK, OPTIONS, AND WARRANTS

         As of the date of this Prospectus, we have outstanding preferred stock convertible into and options and warrants to purchase an aggregate of 9,310,610 shares of common stock. As long as these shares of convertible preferred stock remain outstanding and the options and warrants remain unexercised, the terms under which we could obtain additional capital may be adversely affected. Moreover, the holders of the convertible preferred stock, options and warrants may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of our securities on terms more favorable than those provided by these securities.

ANTI-TAKEOVER PROVISIONS

         Our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined by our Board of Directors. Accordingly, the Board of Directors can, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. Preferred stock could also be issued to discourage, delay or prevent a change in our control, although we do not currently intend to issue any additional series of our preferred stock.

         Additionally, certain provisions of the Delaware General Corporation Law could delay, defer or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial to our stockholders. Such provisions could also limit the price that certain investors might be willing to pay in the future for our common stock. In addition, Delaware has laws that may deter or frustrate takeovers of Delaware corporations.


IMPACT OF THE YEAR 2000

         The Year 2000 issue is the result of computer programs and other business systems being written using two digits rather than four to represent the year. Many of our time-sensitive applications and business systems and those of our vendors may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in system failure or disruption of operations.

         The Year 2000 problem will impact us. We have assessed our Year 2000 exposure and plans to resolve these issues are in process. We plan to ask our significant vendors to ensure us that our operations are not disrupted and that their Year 2000 issues are resolved in a timely manner. We believe that we will satisfactorily resolve all significant Year 2000 problems and that the related costs will not be material. Estimates of Year 2000 related costs are based on numerous assumptions, including the continued availability of certain resources, the ability to correct all relevant applications and third party remediation plans. We cannot guarantee that the estimates will be accurate and that actual costs will not differ materially from those anticipated.

                                 USE OF PROCEEDS

         We will receive no proceeds from the sale of the shares being offered by the selling stockholders under this Prospectus. We will receive proceeds only upon the exercise of the warrants for which we are registering the underlying shares of common stock, if the "cashless" exercise provisions of the warrants are not used. Following is a description of the maximum proceeds that could be generated from the exercise of the warrants assuming all of the warrants were exercised:

                                        NUMBER
WARRANTS                              OUTSTANDING               EXERCISE PRICE                     PROCEEDS
--------                              -----------               --------------                   ----------
Investor Warrants                       418,711                     $1.50                        $  628,067
BlueStone Warrants                      400,000                      1.50                           600,000
Cameron Warrants                      4,000,000                      0.75                         3,000,000
Advisor Warrants                        141,360                      0.358                           50,607
Meyers Warrants                          94,500                      1.50                           141,750
PNC Warrant                             100,000                      1.50                           150,000
PNC Warrant                             100,000                      1.25                           125,000
Mazer Warrants                           50,000                      1.50                            75,000
Mazer Warrants                           50,000                      1.75                            87,500
Mazer Warrants                           50,000                      2.00                           100,000
Mazer Warrants                           50,000                      2.50                           125,000
                                                                                                 ----------
                                                                                                 $5,082,924
                                                                                                 ==========

         There can be no assurance as to when, if ever, any or all of such warrants will be exercised. Proceeds, if any, received from the exercise of the warrants will be used for working capital requirements and other general corporate purposes.

         We estimate we will spend $25,000 in registering the shares under this Prospectus.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


         From May 14, 1997 through February 23, 1999, our common stock was traded under the symbol "ASDG" on The Nasdaq SmallCap Market. Since February 24, 1999, our common stock has been quoted under the symbol "ASDG" on the OTC Bulletin Board. The following table sets forth the high and low sale prices as furnished by The Nasdaq Stock Market, Inc. for the calendar quarter indicated:

                                                           HIGH               LOW
                                                          ------             -------
1997
Quarter ended June 27, 1997 (commencing May 14, 1997).... $5.75              $4.80
Quarter ended September 26, 1997......................... $6.125             $4.00
Quarter ended December 26, 1997.......................... $5.125             $2.3125

1998
Quarter ended March 27, 1998............................. $3.625             $1.25
Quarter ended June 26, 1998.............................. $1.875             $ .3125
Quarter ended September 25, 1998......................... $1.44              $ .38
Quarter ended December 25, 1998.......................... $1.25              $ .31

1999
First Quarter (through March 24, 1999)................... $2.25              $ .3125


         These bid prices are inter-dealer prices without retail markup, markdown or commission, and may not represent actual transactions.


ANNUAL STOCKHOLDERS MEETING

         On March 15, 1999, we held an annual meeting of our stockholders. At the annual meeting, the stockholders took the following action:

         /bullet/ approved the terms of the financial restructuring;

         /bullet/ approved an amendment to our Certificate of Incorporation increasing the number of authorized shares of common stock from 10,000,000 shares to 50,000,000 shares;

         /bullet/ elected the following directors to our Board of Directors for the ensuing year: Jay H. Solomont, Peter C. Zachariou, Mark Karasick, Thomas J. Lenagh, and Jan M. Winston;

         /bullet/ approved an amendment to our 1996 Stock Option Plan to increase the number of shares of common stock reserved for issuance under the plan from 60,000 shares to 350,000 shares; and

         /bullet/ ratified the appointment of Deloitte & Touche, LLP as our auditors for the fiscal year ended June 25, 1999.

         Consequently, on March 17, 1999, we filed a Certificate of Amendment to our Certificate of Incorporation increasing the number of authorized shares of our common stock from 10,000,000 shares to 50,000,000 shares. In addition, as a result of the approval of the financial restructuring and amendment to our Certificate of Incorporation, approximately 683,708 shares of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock automatically converted into 6,837,076 shares of common stock.

HOLDERS

         As of March 9, 1999, there were approximately 30 holders of record of the common stock. We believe that the common stock is held by in excess of 350 beneficial holders.


DIVIDEND POLICY

         The Board of Directors does not currently contemplate the payment of cash dividends. Any decisions as to the payment of cash dividends on the common stock will depend on our ability to generate earnings, our need for capital, our overall financial condition and such other factors, as the Board of Directors deems relevant.

                                 CAPITALIZATION


         The following table sets forth our capitalization as of December 25, 1998. This table should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                             DECEMBER 25,
                                                                                 1998
                                                                             -----------
                                                                              ACTUAL (1)
                                                                             -----------
Current portion of long-term debt(1) .....................................   $ 3,445,397
                                                                             ===========
Long-term debt(1) ........................................................     4,198,529
Stockholders' deficiency:
     Preferred stock, $.01 par value; 1,000,000 shares authorized; 757,994
         convertible shares issued and outstanding .......................     2,882,000
     Common stock, $.01 par value; 10,000,000 shares authorized; 2,079,934
         shares issued and outstanding ...................................        20,799
     Paid-in capital .....................................................     4,405,672
     Deficit .............................................................    (9,925,013)
                                                                             -----------
Total stockholders' deficiency ...........................................    (2,616,542)
                                                                             ===========
Total capitalization .....................................................   $ 1,581,987
                                                                             ===========

------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements for information regarding our long-term debt.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto.

RESULTS OF OPERATIONS


         SIX MONTHS ENDED DECEMBER 25, 1998 AS COMPARED TO SIX MONTHS ENDED DECEMBER 26, 1997

         For the six months ended December 25, 1998, our net sales decreased by $5,818,000 or 60.4% to $3,817,000 from $9,635,000 for the six months ended
December 26, 1997. The decrease in sales was primarily the result of a continued reduction in volume of orders by several large customers, principally those affected by the Asian market. Management believes our increased selling and marketing efforts will have a positive effect on sales in subsequent quarters.

         Cost of goods sold for the six months ended December 25, 1998 decreased by $2,776,000 or 37.6% to $4,605,000 from $7,381,000 for the six months ended
December 26, 1997. The decrease in cost of goods sold is primarily the result of the reduction of sales, which was partially offset by an inventory adjustment of approximately $1,500,000 as well as the cost ($240,000) associated with the impairment of the idle facility value. Gross profit as a percentage of net sales decreased for the six months ended December 25, 1998 primarily as a result of these adjustments.

         Selling, general and administrative expenses increased for the six months ended December 25, 1998 by $112,000 or 5.1% to $2,313,000 from $2,201,000 for the six months ended December 26, 1997. The increase resulted from additional efforts and personnel added to our selling and marketing activities. General and administrative expenses increased primarily due to the administrative portion of the cost ($60,000) associated with the impairment of the idle facility value that was recognized in the six month ended December 25, 1998.

         Interest expense decreased for the six months ended December 25, 1998 by $125,000 or 22.6% to $426,000 from $551,000 for the six months ended December 26, 1997. The decrease in interest expense reflects a net reduction in debt as a result of the restructuring on June 26, 1998.

         We did not recognize any benefit for income tax for the six months ended December 25, 1998 as compared to a benefit of $209,000 for the six months ended December 26, 1997.

         We incurred a loss before income tax and a net loss of $3,527,000 during the six months ended December 25, 1998, as compared to a loss before income tax and net loss of $498,000 and $289,000, respectively, during the six months ended December 26, 1997.

         FISCAL YEAR ENDED JUNE 26, 1998 ("FISCAL 1998") AS COMPARED TO FISCAL YEAR ENDED JUNE 27, 1997 ("FISCAL 1997")


         For Fiscal 1998, our net sales decreased by $1,572,000 or 9.9% to $14,299,000 from $15,871,000 for Fiscal 1997. The decrease in sales was due to a recent slowdown experienced by several large customers, principally those effected by the Asian market, which resulted in the reduction of orders placed with us. Additionally, the lack of capital in the fourth quarter adversely affected our ability to obtain and fund new orders as well as existing orders.

         Costs of goods sold for Fiscal 1998 increased by $1,902,000 or 15.7% to $13,989,000 from $12,087,000 for Fiscal 1997. The increase in cost of goods sold is primarily the result of an inventory adjustment of $2,100,000 as a result of two large customers reducing orders. We were carrying inventory that we expected to ship pursuant to purchase orders from customers. However, the requirements with respect to such purchase orders were either reduced or cancelled by the customers. Gross profit as a percentage of net sales decreased by 21.6% from 23.8% for Fiscal 1997 to 2.2% for Fiscal 1998 primarily as a result of the inventory adjustments and reserves as well as a decrease in orders.

         Selling, general and administrative expenses increased for Fiscal 1998 by $957,000 or 26.1% to $4,617,000 from $3,660,000 for Fiscal 1997. The increase in selling, general and administrative expenses is primarily the result of increased resources expended in selling and marketing, an increase in the allowance for doubtful accounts, and professional and public company related fees and other expenditures not incurred in Fiscal 1997. The accounts receivable allowance increase is primarily due to credits issued to three major customers for returned merchandise as well as an increase in aged receivables.

         Interest expense decreased for Fiscal 1998 by $303,000 or 19.8% to $1,231,000 from $1,534,000 for Fiscal 1997. The decrease in interest expense reflects a net reduction in debt as a result of a portion of the proceeds of the initial public offering being used to repay debt.

         Other income decreased for Fiscal 1998 by $47,000 or 69.1% to $21,000 from $68,000 for Fiscal 1997. The decrease in other income was primarily due to vendor refunds in Fiscal 1997 related to the prior year.

         Financial restructuring costs of $124,400 were incurred in Fiscal 1998 as a result of restructuring agreements entered into with our three primary lenders. No such costs were incurred during Fiscal 1997.

         During Fiscal 1998, we reduced our Fiscal 1997 net deferred tax asset by $1,717,532. The total valuation allowance at June 26, 1998 of $652,941 reduces the net deferred tax asset to zero. This reduction was made in light of the significant loss recognized by us in Fiscal 1998 and the limitations on the usage of the existing net operating loss carry forwards resulting from the capital infusion.

         An extraordinary gain from the financial restructuring was realized in Fiscal 1998 as a result of a settlement with certain noteholders who accepted $220,000 in cash and shares of convertible preferred stock and warrants in exchange for $1,210,000 in principal and interest owed. The difference between the amount owed to the noteholders and fair value of settlement was recorded as an extraordinary gain.

LIQUIDITY AND CAPITAL RESOURCES

         FINANCIAL RESTRUCTURING


         Our sales were adversely affected by the situation in the Asian markets. We experienced a reduction in orders from several customers, principally those affected by Asian market conditions. As a result of the reduction in orders and resulting decrease in working capital, on June 26, 1998 we entered into a purchase agreement with a group of investors for a capital infusion and agreements with our primary lenders to restructure our debt. As a result of the financial restructuring, we recorded a $1,718,000 tax expense resulting from a one-time write-off of the previously established deferred tax asset, which may not be utilized. However, as a result of the financial restructuring, we received over $2,800,000 in additional capital, eliminated approximately $1,000,000 in debt and restructured, on more favorable terms, our remaining debt. Moreover, we retained Getzler & Co., Inc. ("Getzler") to manage our operations. Through its executive officers, Getzler has taken steps to reduce inventory and costs.

         As a result of continued losses, by November 1998, we required an additional capital infusion. Accordingly, in November we raised an additional $825,000 through a private offering of shares of our convertible preferred stock. In addition, in March 1999 we raised an additional $1,325,000 through a private offering of shares of our convertible preferred stock.


         STATEMENTS OF CASH FLOW


         Net cash used in operations was $2,194,000 for the six months ended December 25, 1998 as compared to $1,000,000 used in operations for the six months ended December 26, 1997. The increase in cash used in operations was primarily the result of an increase in the net loss for the period ended December 25, 1998, offset by a decrease in inventory, as a result of the inventory write-off. Net cash provided by financing activities during the six months ended December 25, 1998 was $2,223,000. During this period, $2,048,000 was provided from the financial restructuring, $825,000 was provided by the sale of additional preferred stock and $390,000 was provided by additional borrowings, offset by payments of long-term debt of $1,040,000. Working capital decreased to a deficiency of $2,428,000 at December 25, 1998 from a positive working capital of $4,779,000 at December 26, 1997. The decrease in working capital is primarily due to inventory adjustments totaling $3,700,000 and the reclassification of the Bankers Trust note for $2,500,000 due March 1999 as a current liability. In addition, we are in default on stockholders loans resulting in $780,000 being reclassified as current liabilities.


         LIQUIDITY


         Notwithstanding the steps taken by us to restructure our debt and raise additional capital, our immediate cash requirements are significant. We cannot assure you that we will be able to successfully realize cash flow from operations or that such cash flow will be sufficient. We believe that our existing and anticipated capital resources will not enable us to fund our planned operations through Fiscal 1999. We are currently attempting to obtain additional financing and intend to raise additional funds within the next three months through equity and/or debt financings. The group of investors that participated in the financial restructuring have committed to fund our working capital requirements through Fiscal 1999.


         Our line of credit with PNC Bank places restrictions on our ability to obtain financing either through the offering of equity or incurrence of additional debt. We cannot assure you that additional funds will be available to us on acceptable terms, if at all. Additional financings may result in dilution to existing stockholders.

         In addition, our annual and quarterly operating results may be affected by a number of factors, including the following:

         /bullet/ our ability to manage inventories, shortages of components or labor;

         /bullet/ the degree of automation used in the assembly process;

         /bullet/ fluctuations in material costs and the mix of material costs versus labor;

         /bullet/ manufacturing and overhead costs price competition;

         /bullet/ price competition;

         /bullet/ the inability to pass on excess costs to customers;

         /bullet/ the timing of expenditures in anticipation of increased sales;
                  and

         /bullet/ customer product delivery requirements.

         Any one of these factors, or a combination thereof, could adversely affect us.



         We anticipate that we will incur capital expenditures of approximately $250,000 during Fiscal 1999. Such expenditures will be primarily for facility upgrades including a clean room and computer upgrades for Year 2000 compliance. We intend to finance these capital expenditures through the funds raised or existing and anticipated capital resources.



YEAR 2000 READINESS

         The Year 2000 issue refers to a condition in computer software where a two-digit field rather than a four-digit field is used to distinguish a calendar year. Unless corrected, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions to various activities and operations. Such an uncorrected condition could significantly interfere with the conduct of our business, could result in disruption of our operations and could subject us to potentially significant legal liabilities.

         We have conducted an assessment of the Year 2000 issue and the potential effect it will have on us and our business. We have also prepared a formal plan for dealing with the Year 2000 issue. We are in the process of updating much of our existing software for Year 2000 compliance by modifying existing internally developed software. We intend to hire outside consultants and acquire new and upgraded third party software packages to replace those currently used by us which cannot be modified.

         While we believe we have made substantial progress in resolving any Year 2000 issues, sufficient testing to date has not been completed to fully validate readiness. Additional testing is planned during Fiscal 1999 to reasonably ensure Year 2000 readiness. We are planning to complete all necessary Year 2000 upgrades of our systems in Fiscal 1999.

         The possibility exists that we could inadvertently fail to correct a Year 2000 problem. We believe the impact of such an occurrence would be minor, as substantial Year 2000 compliant equipment additions and upgrades have occurred in recent years. If such resolution does not occur, we believe we will be able to conduct our business, possibly at a reduced volume, using our already Year 2000 compliant server, and personal computer software until resolution occurs.

         We may also be affected by third-party suppliers or customers who have not modified their systems to adequately address the Year 2000 issue. While we have not already done so, we intend to survey our major customers and suppliers regarding their progress on resolving Year 2000 issues. It is contemplated that this survey will take place during the third and fourth quarters of Fiscal 1999.


         To date, Year 2000 readiness has cost us an estimated $40,000 (including upgrades to existing systems) and will cost approximately $100,000 in the aggregate to complete.

                                    BUSINESS

GENERAL

         We provide comprehensive contract manufacturing and engineering services to original equipment manufacturers ("OEMs.") We specialize in the fabrication, assembly and testing of complex industrial products and non-invasive medical equipment. We manufacture complete systems, as well as assemblies, including printed circuit boards, cable and wire harnesses and other electro-mechanical assemblies. We complement our basic manufacturing services by providing our customers with a broad range of sophisticated product engineering and design services. Our manufactured products range from automated test and production systems to less complex products such as sign plotting devices. Our representative customers include ENI Technologies (a division of Astec America, Inc.), General Electric, Gerber Scientific Products, IBM, U.S. Surgical, Motorola Inc. and the United States Postal Service.


OUR FINANCIAL RESTRUCTURING

         In May 1997, we completed our initial public offering and in December 1997, restructured our bank debt. Although we believe there is a positive climate for contract manufacturers in the United States generally, our sales were and continue to be adversely effected by the situation in the Asian markets. We have experienced a reduction in orders from several customers, principally those effected by Asian market conditions. These cancellations caused us to record an inventory write-off and reserve of $2,200,000 for Fiscal 1998 and an additional inventory write-off of $1,500,000 for the quarter ended December 25, 1998.

         As a result of the reduction in orders and resulting decrease in working capital, on June 26, 1998, we entered into a purchase agreement with a group of investors for a capital infusion and agreements with our primary lenders to restructure our debt. As a result of the financial restructuring, we recorded a $1,718,000 tax expense resulting from a one-time write-off of the previously established deferred tax asset, which may not be utilized. However, we also received over $2,800,000 in additional capital, eliminated approximately $1,000,000 in debt and restructured, on more favorable terms, our remaining debt. Moreover, Getzler & Co., Inc. was retained to manage our operations. Through its executive officers, Getzler has taken steps to reduce inventory and costs.

         Pursuant to the Purchase Agreement, the investors purchased shares of our common stock, shares of our convertible preferred stock and five-year warrants to purchase additional shares of common stock at an exercise price of $.75 per share for $2,048,000.

         As part of the financial restructuring, we reached agreement with PNC Bank, National Association, Bankers Trust Company and a group of private noteholders, our three primary lenders, to restructure our outstanding indebtedness to them. As part of the agreement with the noteholder group, $880,000 in debt was converted into additional shares of convertible preferred stock.

         In addition to the foregoing, holders of outstanding warrants to purchase an aggregate of 118,126 shares of common stock at $2.69 per share agreed to exchange these warrants for new warrants to purchase 381,818 shares at $1.50 per share. The financial restructuring would have triggered the anti-dilution provisions of the outstanding warrants resulting in such warrants representing the right to purchase at least 478,198 shares at an exercise price of less than $.75 per share.

         As a result of continued losses, by November 1998, we required an additional capital infusion. Accordingly, in November we raised an additional $825,000 through a private offering of shares of our convertible preferred stock. In addition, in March 1999 we raised an additional $1,325,000 through a private offering of shares of our convertible preferred stock.


RECENT DEVELOPMENTS


         CONTINUING LOSSES

         We expect operating losses to continue at least through June 25, 1999. For the quarter ended December 25, 1998, we reported a net loss of approximately $2,700,000. These losses result from, among other things, an inventory write-off of approximately $1,500,000 taken in the quarter ended December 25, 1998 as a result of the cancellation of orders by customers. In addition, during December 1998, as part of our financial plan to reduce debt and increase equity, we made a decision to sell our currently idle manufacturing facility. Although we do not have any written contract for a sale of the property at this time, the amount of the impairment in the carrying value of the manufacturing facility ($300,000) was charged to operations in the quarter ended December 25, 1998. As a result of our continuing losses and the impairment in capital, we will continue to require additional capital notwithstanding the funds that were raised in the financial restructuring.

         AGREEMENT WITH FOUNDERS

         Pursuant to an original letter agreement dated January 4, 1993, we agreed to provide two of our original founders with deferred compensation in the amount of $30,000 per year and health insurance benefits until the year 2008. We also agreed that if the founders should die during this period, the pension would be paid to such founder's wife or children. By letter agreement dated as of February 9, 1999, the founders agreed to accept, in lieu of any further pension payments, 75,000 restricted shares of our common stock and continuation of the medical, dental and prescription drug benefits currently provided to the founders until the founders died or reached the age of 65.

         NASDAQ DELISTING

         On February 23, 1999, we received notice from The Nasdaq Stock Market, that the Nasdaq Listings Qualifications Panel determined to delist our Common Stock from The Nasdaq Stock Market effective February 23, 1999. We failed to meet two requirements for continued listing on The Nasdaq SmallCap Market. We have requested a review of this decision by the Nasdaq Listing and Hearing Review Council and our request for a hearing has been granted although a date has not been set. In the interim, the Common Stock is being quoted on the OTC Bulletin Board and management continues its efforts to reduce liabilities and increase stockholders' equity. Management hopes to be able to demonstrate compliance with The Nasdaq SmallCap Market maintenance requirements and have a plan for sustained compliance by the time this decision is reviewed by the Hearing Review Council. However, no assurance can be given that we will be able to achieve compliance or that the Nasdaq Hearing Review Council will agree to re-list our Common Stock on The Nasdaq Stock Market.

         BANKERS TRUST AGREEMENT

         As of February 26, 1999, we were indebted to BTC in the amount of $2,501,132.64, plus all accrued but unpaid interest. Effective February 26, 1999, we entered into the Second Restructuring Agreement with BTC pursuant to which our obligations to BTC will be reduced from approximately $2,500,000, plus all accrued but unpaid interest, to $800,000. Pursuant to the Second Restructuring Agreement, upon receipt of a $250,000 payment, BTC will reduce our indebtedness to $550,000, which amount will be payable in 24 months. We anticipate consummating the Second Restructuring Agreement in March 1999, however, it is subject to certain conditions including payment by us of $250,000.

         AGREEMENT WITH GARY HORNE

         As of March 4, 1999, we were indebted to Gary D. Horne, former Chief Executive Officer and Chairman of the Board, in the aggregate principal amount of $707,492.91, plus accrued and unpaid interest. By letter agreement dated March 4, 1999, Gary Horne agreed to forgive such indebtedness in exchange for:
(i) 150,000 shares of our common stock (the "Additional Shares"); (ii) release of the 85,718 shares of our common stock (the "Escrow Shares") owned by Gary Horne currently being held in escrow, to secure Mr. Horne's indemnifications under the Purchase Agreement; (iii) registration of the resale of the Additional Shares and Escrow Shares; (iv) consent to the assignment by Mr. Horne of all insurance policies on the life of Gary Horne from which we and/or Gary Horne borrowed the cash value along with accumulated interest and an assumption of any liabilities with respect to these insurance policies and the loans outstanding thereunder; (v) providing Gary D. Horne with life insurance for executives according to the benefits of our group insurance plan and providing Gary D. Horne and his wife health and dental insurance according to the benefits of our group insurance plan continuously through September 1, 2001; and (vi) releasing Mr. Horne from certain liabilities arising from his acting as an officer and/or director from June 26, 1998 through the date hereof, and arising from the Purchase Agreement. Consummation of this agreement is subject to a number of conditions including the company using its best efforts to obtain a general release from each of the purchasers listed on Schedule A to the Purchase Agreement.

         REVOLVING CREDIT FACILITY WITH PNC BANK

         On March 10, 1999, we amended the terms of our revolving credit facility with PNC Bank pursuant to which our credit line was increased from $4,500,000 to $5,700,000. We currently have an over advance to PNC Bank under the credit facility in the amount of approximately $1,575,000. Pursuant to the terms of the amendment, we agreed to begin repaying this over advance upon the earliest to occur of (i) sale of our currently idle manufacturing facility, (ii) refinancing of certain of our real property, or (iii) August 29, 1999.

         ANNUAL STOCKHOLDERS MEETING

         On March 15, 1999, we held an annual meeting of our stockholders. At the annual meeting, the stockholders took the following action:

         /bullet/ approved the terms of the financial restructuring;

         /bullet/ approved an amendment to our Certificate of Incorporation increasing the number of authorized shares of common stock from 10,000,000 shares to 50,000,000 shares;

         /bullet/ elected the following directors to our Board of Directors for the ensuing year: Jay H. Solomont, Peter C. Zachariou, Mark Karasick, Thomas J. Lenagh, and Jan M. Winston;

         /bullet/ approved an amendment to our 1996 Stock Option Plan to increase the number of shares of common stock reserved for issuance under the plan from 60,000 shares to 350,000 shares; and

         /bullet/ ratified the appointment of Deloitte & Touche, LLP as our auditors for the fiscal year ended June 25, 1999.

         Consequently, on March 17, 1999, we filed a Certificate of Amendment to our Certificate of Incorporation increasing the number of authorized shares of our common stock from 10,000,000 shares to 50,000,000 shares. In addition, as a result of the approval of the financial restructuring and amendment to our Certificate of Incorporation, approximately 683,708 shares of our Series A Convertible Preferred Stock and Series B Convertible Preferred Stock automatically converted into 6,837,076 shares of common stock.


INDUSTRY OVERVIEW

         OEMs originally utilized contract manufacturing sources primarily to reduce labor costs in the production of electronic assemblies and to provide for additional manufacturing capacity in times of peak demand. These early contract manufacturers typically were employed on a consignment basis in which the OEM provided the circuit and production designs, procured all components and performed the final product listing.

         During the early 1980's, the commercialization of the personal computer began to fuel substantial growth in the electronics and other industries and, with it, the growth of contract manufacturers. Despite rapid growth in the electronics industry, the market soon became characterized by intense price competition and demands for more frequent product introductions. In an effort to survive and meet the requirements of the marketplace, OEMs were forced to restructure and focus their resources on core strategic strengths, such as product development, software design and marketing, and to outsource capital intensive manufacturing operations to specialists. Downsizing by American industry, combined with rapid change, strong competition and increasingly shorter product life cycles in various industries, had made it considerably less attractive for OEMs to manufacture in-house, particularly low unit volume products or short cycle electronic products. As contract manufacturers began to perform more turnkey services, the relationship between OEMs and contract manufacturers became more strategic in nature, with the two now linked in a close relationship to deliver cost-effective, high quality products quickly to the marketplace. We believe that this trend will continue. According to reports by Technology Forecasters, Inc., growth in this industry is forecasted at 26% per year through 1999.

         OEMs utilize contract manufacturers for the following reasons:

         REDUCE TIME TO MARKET. Due to intense competitive pressures in the electronics, industrial products and medical equipment industries, OEMs are faced with increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can generally reduce their time to market by using the established manufacturing expertise and infrastructure of contract manufacturers.

         REDUCE CAPITAL INVESTMENT. As electronics, industrial products and medical equipment have become more technologically advanced, the manufacturing process has become increasingly automated requiring a greater level of investment in capital equipment. Contract manufacturers enable OEMs to gain access to advanced manufacturing facilities, thereby reducing the OEMs' overall capital equipment requirements.

         FOCUS RESOURCES. Because the electronics, industrial products and medical equipment industries are experiencing greater levels of competition and more rapid technological change, many OEMs are increasingly seeking to focus their resources on activities and technologies in which they add the greatest value. By offering comprehensive design, assembly and turnkey manufacturing services, contract manufacturers allow OEMs to focus on core technologies and activities such as product development, marketing and distribution.

         ACCESS LEADING MANUFACTURING TECHNOLOGY. Products and manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise in process development and control. OEMs are motivated to work with a contract manufacturer in order to gain access to the contract manufacturer's process expertise and manufacturing know-how.

         IMPROVE INVENTORY MANAGEMENT AND PURCHASING POWER. OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can generally reduce production costs by using the procurement capabilities of the contract manufacturer. By utilizing a contract manufacturer's expertise in inventory management, OEMs can generally better manage inventory costs and increase their return on assets.

INDUSTRIES AND PRODUCTS

         The following table lists the industries in which we expect to continue to conduct significant business during fiscal year ended June 25, 1999 ("Fiscal 1999") and the products for which we expect to provide manufacturing services (based on net sales for Fiscal 1998).

INDUSTRY                                SPECIFIC PRODUCT OR PRODUCT COMPONENT
--------                                -------------------------------------

Communication...........................Internet server components
Computer................................Chassis, frames, panels, wire harness and cables, jumpers, test equipment,
                                        process equipment
Defense.................................Test systems
Information Processing..................Test equipment for copiers
Instrumentation.........................Printed circuit cards for laser measurement instruments
Medical.................................Power components for medical equipment;
                                        automated process equipment
Semiconductor...........................Coating equipment; power components for semiconductor equipment; test equipment
Sign-Making.............................Sub-systems for plotters
Transportation..........................Airport control components
Other...................................Parcel drop system, control systems for power distribution; printed circuit
                                        boards for elevator control systems

SERVICES

         We provide comprehensive contract manufacturing and engineering services to OEMs. Such services include:

         PRODUCT ENGINEERING AND DESIGN SERVICES. We assist our customers in designing or evaluating designs of products. We design or evaluate designs for ease and quality of manufacture and, when appropriate, recommend changes to reduce manufacturing costs or lead times or to increase the quality of finished assemblies. We support our customers with sophisticated product engineering and design services using computer aided design equipment with computer aided machinery software. We also assist our customers with overall product redesign with the objective of reducing manufacturing costs. The goal of our engineering and product design services is to create a more stable volume of turnkey manufacturing and an elevated level of strategic partnering with principal customers.

         MANUFACTURING. We custom manufacture complete systems, printed circuit board assemblies, cable and wire harnesses and other electro-mechanical assemblies. Manufacturing services offered by us include sourcing and procurement of raw materials and parts, precision metal fabrication, welding, precision machine parts, painting, silk screening, assembly and testing. In order to achieve high levels of performance in our manufacturing operations, we combine advanced manufacturing technology, such as computer-aided manufacturing and testing, with state-of-the-art manufacturing techniques.

         In implementing our manufacturing approach, we emphasize timely delivery and accurate and up-to-date documentation for each product. We develop an appropriate production process and complete set of manufacturing process instructions, inspection plans and a quality assurance plan for each product. An analysis of each customer's materials specification is performed to identify component suppliers. We then plan and execute purchase orders, receive, inspect and warehouse components, expedite critical components and deliver a complete set of components to the production floor for assembly. We use our POM manufacturing software to monitor and control all aspects of the manufacturing process, including material resource planning, shop floor control, work-in-process tracking, statistical process control and activity based product costing.

         Responsiveness to customers, particularly as to engineering changes once manufacturing has commenced, is an important component of our manufacturing approach. Many products manufactured by us are in the early stages of their product life cycle and therefore may have ongoing design or engineering changes. Upon receiving an engineering change notice, we identify the impact of such changes in the production process, current inventory and open purchase orders. To support continuous production flow while minimizing excess and obsolete inventory costs for the customer, we restructure bills of material and expedite orders for new components, as authorized. We also identify and implement changes to manufacturing instructions and test plans. In order to assure prompt customer service, we assign each project a product manager, quality assurance engineer, product engineer, test engineer and customer service representative. We maintain regular contact with our customers to assure adequate information exchange, document control and activities coordination necessary to support a high level of quality and on-time delivery.

         SYSTEM ASSEMBLY. Our assembly activities range from assembly of higher level sub-systems and systems to printed circuit board assembly and assembly of complex electro-mechanical components. We specialize in printed circuit board assembly, cable and wire harness assembly and electro-mechanical assembly, all utilizing specialized tools and techniques.

         QUALITY ASSURANCE. Our quality assurance procedures are an integral part of providing customers with turnkey manufacturing solutions. We provide computer-aided in-circuit and functional testing, which contributes significantly to our ability to deliver high quality products on a consistent basis. We have developed specific strategies and routines to test printed circuit boards and other assemblies. In-circuit tests verify that all components have been properly inserted and that electrical circuits are complete. Functional tests determine if the assembly is performing to customer specifications. We either design and procure test fixtures and develop our own test software or utilize the customer's existing test fixtures and test software. In addition, we provide environmental stress tests of the printed circuit board or system assemblies, when required by our customers.

         Our quality management system has been certified under ISO 9002, an international quality standard. We are certified by Underwriters Laboratories ("UL") as a UL approved panel manufacturer. Our cable and wire harnesses and assemblies are manufactured to Underwriters Laboratories and Canadian Standards Association specifications. Our printed circuit board manufacturing process has been certified by BBAC (a British communications equipment manufacturing quality specification).

CUSTOMERS, SALES AND MARKETING

         We serve a wide variety of markets, including the computer, computer peripherals, telecommunications, postal equipment, semiconductor, environmental, test equipment, process equipment, industrial equipment and other industries. Representative customers of ours include General Electric, Gerber Scientific Products, IBM, Karl Suss America, Inc., Motorola Corporation, Standard Knapp, Texas Instruments, U.S. Surgical and the United States Postal Service. A majority of our customers are located in the Northeast.

         For Fiscal 1998 our five largest customers accounted for approximately 67.1% of net sales. During Fiscal 1988, sales to ENI accounted for approximately 22.4% of our net sales, Spectran accounted for approximately 17.6% of our net sales, Olin accounted for approximately 13.0% of our net sales, IBM accounted for approximately 8.0% of our net sales and Noisecom accounted for approximately 6.1% of our net sales. During Fiscal 1997, sales to ENI accounted for approximately 22% of our net sales, Gerber accounted for approximately 13% of our net sales, Lockheed Martin Corporation accounted for approximately 11% of our net sales, IBM accounted for approximately 10% of our net sales and S&K accounted for 10% of our net sales. Accordingly, in addition to expanding existing relationships, we are pursuing a strategy of diversifying our customer base. Currently, we contact potential customers through participation at contract manufacturing shows, strategically placed advertisements, and direct mail campaigns which are then followed by telephone sales and visits from our sales representatives. We are expanding our marketing efforts by attending more trade shows, increasing the number of advertisements in trade journals, increasing the number of sales personnel, increasing the number of customers who receive direct mailings, and providing new sales literature and interactive electronic presentations.

COMPETITION

         We operate in a highly competitive environment and compete against numerous domestic and foreign manufacturers. Our competitors include SCI Systems, Inc., Solectron Corporation, Jabil Circuit, Inc., Avex Electronics Inc. (a privately-held company), Plexus Corp., DOVatron International, Inc., IEC Electronics Corp., Sanmina Corporation and Benchmark Electronics, Inc. In addition, we may encounter competition in the future from other large electronic manufacturers that are selling, or may begin to sell, contract manufacturing services. We may also face competition from the manufacturing operations of our current and prospective customers which we believe continually evaluate the merits of manufacturing products internally versus the merits of contract manufacturing.

         We believe that the primary basis of competition in our targeted markets are time to market, capability, price, manufacturing quality, advanced manufacturing technology and reliable delivery. We believe that we generally compete favorably with respect to each of these factors. To remain competitive, we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, and compete favorably on the basis of price. There can be no assurance that we can compete effectively with respect to these factors in the future.

BACKLOG


         Our backlog at March 19, 1999 was approximately $6,600,000. Backlog consists of firm purchase orders and commitments, which are to be filled within the next 12 months. However, since orders and commitments may be rescheduled or canceled, we believe that backlog is an inconclusive indicator of future financial performance.


         The level and timing of orders placed by our customers may vary due to the customers' attempts to balance their inventory, changes in customers' manufacturing strategies and variations in demand for the customers' products resulting from, among other things, product life cycles, competitive conditions or general economic conditions. Our revenues are derived from customers who commit to firm purchase orders that provide for production requirements ranging from one year to one month in advance. We do not assess any additional fee or charge interest in connection with the financing of any customer orders other than what is included in our firm price. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

SUPPLIERS

          We procure components from a broad group of suppliers, determined on an assembly-by-assembly basis. Some of the products and assemblies we manufacture require one or more components that may be available from only a single source. Some of these components are allocated in response to supply shortages. We attempt to ensure the continuity of supply of these components. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production to meet the anticipated availability of the critical components. In some cases, supply shortages could substantially curtail production of all assemblies using a particular component. While we have not experienced material shortages in the recent past, such shortages could produce significant short-term interruptions of our future operations. Some of our material suppliers are Arrow Electronics, Avnet Group, Chapin & Bangs, Future Electronics, Simeona and Yard Metals. We currently have access to number of alternative suppliers if any such suppliers were to cease or materially decrease their business dealings with us.

         We do not maintain a large inventory of materials and do not place orders for materials unless required in response to a specific customer purchase order. If we do have any aged or obsolete inventory, it is written-off or reserved immediately.

LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings.

                                   MANAGEMENT

         The following table sets forth the names, ages and positions held with respect to our directors and executive officers.

NAME                         AGE         POSITION
----                         ---         --------

Peter C. Zachariou(1)         37         President and Director
Robert W. Lichtman            69         Chief Operating Officer
Mark Karasick                 49         Director
Thomas J. Lenagh(1)(2)        73         Director
Jay H. Solomont(2)            42         Chairman of the Board and Director
Jan  M. Winston(1)(2)         62         Director
Kevin E. Homon                43         Secretary and Controller

------------
(1)      Member of Compensation Committee
(2)      Member of the Audit Committee

         PETER C. ZACHARIOU became our President and a director in June 1998 upon consummation of the restructuring. Mr. Zachariou has also held various positions with JR Consulting, Inc., a company with a class of securities traded on the OTC Bulletin Board(R); most recently Mr. Zachariou serves as the Chairman of the Board, President and Treasurer. For at least the preceding five years, Mr. Zachariou has been a private investor.

         ROBERT W. LICHTMAN has been acting as our Chief Operating Officer since July 1998 pursuant to an agreement with Getzler & Co., Inc., a management consulting firm ("Getzler"). Mr. Lichtman is also a Senior Vice President of Getzler, and has been for over five years.


         MARK KARASICK became one of our directors in June 1998 upon consummation of the restructuring. Mr. Karasick has been a private investor and syndicator, primarily in the real estate area, for at least the past five years. Mr. Karasick was initially involved ten years ago as a developer in Orange and Dutchess counties in New York. When the market declined, Mr. Karasick represented a number of individuals and entities on working out their troubled loans with their lenders and in managing their properties on an interim basis. During the past four years, Mr. Karasick has entered the real estate market as a principal and syndicator acquiring properties or mortgages, primarily office buildings in midtown Manhattan.

         THOMAS J. LENAGH has been one of our directors since September 1997. Mr. Lenagh was the Chairman and Chief Executive Officer of Greiner Engineering from 1984 to 1986. He also served as the Chairman of the Executive Committee of SCI Systems, Inc., from 1985 to 1994. Mr. Lenagh, an independent financial advisor since 1984, has also served in financial management positions of the Aspen Institute and the Ford Foundation as well as on the Board of Directors of several corporations.

         JAY H. SOLOMONT became one of our directors in June 1998 upon consummation of the restructuring. Mr. Solomont has been a private investor for at least the past five years. Mr. Solomont invests in real estate and emerging technology companies in the U.S. and abroad. Prior to that, Mr. Solomont held various executive and general management positions with A/D/S Group, one of the premier nursing home companies in the northeast region of the United States, until this company was sold to The Multi-Care Group in the end of 1996.

         JAN M. WINSTON has been one of our directors since September 1997. Mr. Winston was employed by the IBM Corporation from 1963 to 1997. He has held executive and general management positions in computer development, marketing and finance. He has extensive experience in developing and marketing minicomputers, personal computers and software and frequently represented IBM in external negotiations. Mr. Winston was one of six senior managers who launched IBM's personal computer activity in the early 1980's. Most recently, he lead IBM activities in the development and sales of speech recognition systems.

         KEVIN E. HOMON has been our Controller since July 1997 and our Secretary since July 1998. Prior to joining us, Mr. Homon was Controller of York Hunter, Inc., a large construction management firm, from 1986 to 1997.

         Our directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified or their earlier resignation, removal from office or death. Our officers are elected annually by the Board of Directors and serve at the discretion of the Board. Mr. Lichtman became our Chief Operating Officer upon entering into an agreement with Getzler & Co., Inc. for his services. Mr. Lichtman will no longer serve as Chief Operating Officer if the agreement is terminated.

         There are no family relationships among our directors and executive officers.

DIRECTOR COMPENSATION

         Compensation for non-employee directors consists of a fee of $1,000 per meeting of the Board of Directors and annual grants of stock options under our 1996 Stock Option Plan (the "1996 Plan") to purchase 7,500 shares of common stock that will be vested at the end of each full year of service. All directors will be reimbursed for travel and lodging expenses in connection with their attendance at meetings.

EXECUTIVE COMPENSATION

         The following table provides information with respect to the compensation paid or accrued by us and all our subsidiaries to our Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer (collectively, the "Named Executive Officers") in all their capacities for Fiscal 1998 and Fiscal 1997. No other executive officer received salary and bonus compensation in Fiscal 1998 and Fiscal 1997 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                                    LONG TERM
                                                                                                   COMPENSATION
                                          ANNUAL COMPENSATION                                         AWARDS
                                    -------------------------------                                -------------
                                                                                                      SHARES
       NAME AND                                                             OTHER ANNUAL            UNDERLYING
  PRINCIPLE POSITION                  YEAR        SALARY      BONUS        COMPENSATION(1)          OPTIONS (#)
  ------------------                  ----       ---------    -----        ---------------         -------------
Peter C. Zachariou(2)                 1998        $      0       $0                $0                      0
President                             1997        $      0       $0                $0                      0

Gary D. Horne(3)                      1998        $132,534       $0                $0                      0
Chairman and Chief Executive          1997        $139,150       $0                $0                      0
Officer

Stanley F. Zuk(4)                     1998        $119,380       $0                $0                      0
President and Chief Operating         1997        $138,400       $0                $0                      0
Officer

------------
(1) The table does not include amounts for personal benefits extended to Mr. Horne and Mr. Zuk by us, such as health or life insurance. We believe that the incremental cost of such benefits to Mr. Horne or Mr. Zuk during Fiscal 1998 and Fiscal 1997 did not exceed the lesser of $50,000 or 10% of his total annual salary and bonuses.

(2) Mr. Zachariou became President effective June 26, 1998. On July 24, 1998, the Board agreed to compensate Mr. Zachariou in the amount of $7,000 per month. To date, compensation to Mr. Zachariou has not been paid and is accruing.

(3) Mr. Horne resigned as our Chairman of the Board and Chief Executive Officer on November 5, 1998. He continues to be an employee of the Company as Vice President of Engineering.

(4) Mr. Zuk resigned from his position as President and Chief Operating Officer effective June 26, 1998. Mr. Zuk continues to be employed by us as Vice President of Manufacturing Engineering.

EMPLOYMENT AGREEMENTS

         Effective December 1, 1996, we entered into three-year employment agreements with each of Gary D. Horne, our former Chairman and Chief Executive Officer, and Stanley F. Zuk, our Vice President of Manufacturing Engineering. The terms of the employment agreements will automatically be extended for successive one year terms unless we or the executive officer gives written notices to the other at least 90 days prior to the then-scheduled expiration date. The employment agreements provide for annual salaries initially set at $160,000 and $140,000 (subject to annual cost-of-living adjustments) for Messrs. Horne and Zuk, respectively. However, in connection with the financial restructuring, the employment agreements for Messrs. Horne and Zuk were amended to reduce their salaries by 50% until the earlier of (a) the conversion of the Series A Stock, Series B Stock and Series C Stock or (b) we have three consecutive profitable months.

         Each employment agreement provides that the executive officer will continue to receive his salary for a period of 12 months after termination of employment if his employment is terminated by us for any reason other than Cause (as defined in the employment agreement), including death or disability (with such severance payable in a lump sum in the case of death). The term Cause is defined in the employment agreement to mean (a) an executive officer's act or omission which constitutes a willful and material breach of the employment agreement which is not cured within 30 days after the executive officer's receipt of notice of such breach, (b) an executive officer's embezzlement or misappropriation of our assets for property or (c) an executive officer's conviction for a criminal act that is a felony. Each employment agreement also prohibits the executive officer from directly or indirectly competing with us for one year after termination for any reason except Cause.

         On July 24, 1998, the Board voted (with Mr. Zachariou abstaining) on and approved a compensation package for Mr. Zachariou, which includes a compensation payment of $7,000 per month. To date, Mr. Zachariou has not received any compensation and instead has agreed to waive compensation until the Board of Directors determines we have the ability to compensate him.


         We maintain key man insurance in the amount of $1,000,000 on the lives of each of Messrs. Horne and Zuk.

         Effective June 29, 1998, we entered into an agreement with Getzler & Co., Inc. ("Getzler") with respect to the services of Robert W. Lichtman to act as our Chief Operating Officer. Pursuant to the one-year agreement, Getzler will be paid $200,000 per annum payable monthly in advance on the first day of every month. In addition, as additional compensation for the services to be provided, we have issued 150,000 shares of our common stock to Getzler and/or its designees. Notwithstanding the foregoing, Getzler has a right to require Peter Zachariou, individually, to purchase the shares owned by Getzler at $1.25 per share, and Peter Zachariou has the right to purchase the shares at $1.50 per share, under certain circumstances. In addition to the foregoing, Getzler purchased 100,000 shares of our common stock at a purchase price of $.358 per share. Getzler will also be reimbursed for all reasonable expenses.


         Mr. Horne resigned as our Chairman of the Board and Chief Executive Officer on November 5, 1998. He continues to be one of our employees.

OPTIONS GRANTS IN LAST FISCAL YEAR

         Under the 1996 Plan, 60,000 shares of Common Stock are reserved for issuance upon exercise of the options. The 1996 Plan is designed to serve as an incentive for our retaining qualified and competent directors, employees, consultants and independent contractors. There were no grants of stock options made during Fiscal 1998 to our Named Executive Officers.

STOCK OPTIONS HELD AT END OF FISCAL 1998

         No stock options are held by our Named Executive Officers as of June 26, 1998.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth information with respect to the beneficial ownership of our common stock by (i) each person who is known by us to beneficially own 5% or more of our outstanding common stock, (ii) our Chief Executive Officer and each of the other Named Executive Officers, (iii) each of our directors, and (iv) all our directors and executive officers as a group. We are not aware of any beneficial owner of more than 5% of the outstanding common stock other than as set forth in the following table.

                                                                                                 PERCENTAGE
NAME AND ADDRESS                                    NUMBER OF SHARES                             OF CLASS
OF BENEFICIAL OWNER (1)                             BENEFICIALLY OWNED (2)                       OUTSTANDING
-----------------------                             ----------------------                       -----------
Peter C. Zachariou (3)                                       3,200,002                                    29.6%
Jay H. Solomont (4)                                          2,500,000                                    23.1
Robert W. Lichtman                                           0                                            0
Thomas J. Lenagh                                             0                                            0
Jan M. Winston                                               0                                            0
Mark Karasick                                                0                                            0
All directors and executive officers as a group              5,700,002                                    48.3
(6 persons)(5)

5% OR GREATER HOLDERS

Regina Miller                                                881,818                                      8.9
Lubin 17/5 B
Hodera, Israel 38401

Lemsford Limited(6)                                          700,000                                      6.7
16 Rue de le Felisserie
Casa Postale #3501
1211 Geneva 3, Switzerland

Corommandel Limited(6)                                       700,000                                      6.7
16 Rue de le Felisserie
Casa Postale #3501
1211 Geneva 3, Switzerland

Augustine Fund, L.P.(7)                                      928,572                                      8.6%
141 West Jackson, #2182
Chicago, Illinois 60604

------------
(1) The business address of all our directors and executive officers is c/o the Company, 1 Industry Street, Poughkeepsie, New York 12603.

(2) We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For purposes of calculating beneficial ownership and voting power, shares of common stock underlying options, warrants and other rights to acquire common stock exercisable within 60 days are included.

(3) Includes shares of common stock issuable upon exercise of warrants held by Mr. Zachariou.

(4) Includes shares of common stock issuable upon exercise of warrants held by Cameron Worldwide Ltd. ("Cameron").

(5) Includes shares of common stock issuable upon exercise of warrants described in Notes (3) and (4).

(6)      Represents shares of common stock issuable upon exercise of warrants.

(7) Represents shares issuable upon conversion of convertible preferred stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ADVANCES FROM STOCKHOLDER

         In order to assist us with meeting our working capital needs, Gary D. Horne has periodically advanced funds to us. Such advances, including interest at the rate of 8% per annum, aggregated $754,000 at June 26, 1998. Such advances are unsecured. $672,000 of the advances are payable as follows: interest only commencing January 1, 1998; principal plus interest payable monthly commencing January 1, 2001 with the entire balance due January 1, 2003. $82,000 of the advances are repayable as follows: principal and interest payments of $10,000 are payable monthly commencing July 15, 1998 and until the month after we have three consecutive quarters of profitability (i.e. has income before income taxes as opposed to a loss before income taxes); thereafter, the balance of the principle sum and interest due under the note shall be payable in equal monthly installments over a three year period.


         We are currently in default with respect to these obligations. However, on March 4, 1999, we entered into an agreement with Mr. Horne with respect to these obligations. Pursuant to this agreement, Mr. Horne would agree to forgive this indebtedness and release us from any and all responsibility with respect to this indebtedness provided, among other things, we: (i) issued to Mr. Horne an additional 150,000 shares of common stock, (ii) released from escrow 85,718 shares of common stock owned by Mr. Horne currently being held in escrow pursuant to the terms of an escrow agreement entered into with Mr. Horne, (iii) register the re-sale of the 235,718 shares, and (iv) release Mr. Horne from certain liability he may have as a result of the Purchase Agreement entered into in connection with the financial restructuring and from his service as an officer and director, (v) permit the transfer to us of Mr. Horne's rights and responsibilities under certain life insurance policies, and (vi) provide Mr. Horne and his wife with insurance and health and dental insurance benefits. Consummation of this agreement is subject to certain conditions; however, we expect that this agreement will be consummated in March 1999.


TRANSACTIONS WITH NETCOMP, INC.

         We purchase computers, computer supplies and services from Netcomp, which operates the ComputerLand franchise in Poughkeepsie, New York. Netcomp is owned by Gary D. Horne and Stanley F. Zuk. Purchases from Netcomp aggregated approximately $134,000 and $135,000 during Fiscal 1998 and Fiscal 1997, respectively.

APPROVAL OF AFFILIATED TRANSACTIONS

         All transactions between us and our directors, executive officers and principal stockholders will be on terms no less favorable than could be obtained from unaffiliated third parties and have been and will be approved by a majority of our independent outside directors.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the common stock by each selling stockholder as of the date of this Prospectus, based on information made available to us by the selling stockholder:

                                                     BENEFICIAL OWNERSHIP OF
                                                        COMMON STOCK PRIOR                                   OWNERSHIP OF COMPANY
                                                           TO OWNERSHIP                                      STOCK AFTER OFFERING
NAME OF SELLING                                  ---------------------------------   NUMBER OF SHARES    ---------------------------
STOCKHOLDER                                         SHARES(1)      PERCENTAGE(1)     TO BE REGISTERED      SHARES(2)     PERCENTAGE
------------------------------------------------ ---------------- ---------------- --------------------- -------------- ------------
Jacob Benjamin                                      284,091            2.9%              284,091               0              0

Conrad Consulting Limited                           284,091            2.9               284,091               0              0

Gillette International, Ltd.                        375,000            3.8               375,000               0              0

Matthew Holstein Pension Plan                        57,500            *                  57,500               0              0

Phillip M. Holstein, Jr.                             62,500            *                  62,500               0              0

Russell C. Kraus                                     75,000            *                  75,000               0              0

Albert Kula                                         370,000            3.8               370,000               0              0

Jonathon Laurie                                     244,318            2.5               244,318               0              0

Regina Miller                                       881,818            8.9               881,818               0              0

Marlene Mordowitz                                   210,227            2.3               210,227               0              0

Henry Orlinsky                                      170,455            1.7               170,455               0              0

Benjamin Rabinoviki                                 284,091            2.9               284,091               0              0

Taurus Enterprises, LLC                              30,000            *                  30,000               0              0

Accessible Development Corp.                        200,000            2.0               200,000               0              0

Dale N. Steen                                        35,714            *                  35,714               0              0

Tabacalera, Ltd.                                    571,429            5.5               571,429               0              0

Augustine Fund, LP                                  928,572(3)         8.6               928,572(3)            0              0

Peter Zachariou                                   3,200,002(4)        29.6             3,200,002(4)            0              0

Cameron Worldwide Ltd.                            2,500,000(4)        23.1             2,500,000(4)            0              0

Lemsford Investment Limited                         700,000(5)         6.7               700,000(5)            0              0

CN Limited                                          300,000(5)         3.0               300,000(5)            0              0

Corommandel Limited                                 700,000(5)         6.7               700,000(5)            0              0

NWT Limited                                         300,000(5)         3.0               300,000(5)            0              0

Frederic K. Becker                                  133,970(6)         1.4               113,970(6)         20,000            *

Marjorie Becker, IRA                                103,064(6)         1.0                83,064(6)         20,000            *

                                                     BENEFICIAL OWNERSHIP OF
                                                        COMMON STOCK PRIOR                                   OWNERSHIP OF COMPANY
                                                           TO OWNERSHIP                                      STOCK AFTER OFFERING
NAME OF SELLING                                  ---------------------------------   NUMBER OF SHARES    ---------------------------
STOCKHOLDER                                         SHARES(1)      PERCENTAGE(1)     TO BE REGISTERED      SHARES(2)     PERCENTAGE
------------------------------------------------ ---------------- ---------------- --------------------- -------------- ------------
Richard Becker                                       45,588(6)         *                  45,588(6)            0              0

Alan Jacobs                                          68,382(6)         *                  68,382(6)            0              0

Sanford I. Feld                                     137,017(6)         1.4               137,017(6)            0              0

Leafland Associates, Inc.
Employee Pension Plan and Trust                     261,878(6)         2.6               261,878(6)            0              0

Jules L. Marx                                        53,213(6)         *                  53,213(6)            0              0

Arnold G. Rifkin                                     68,382(6)         *                  68,382(6)            0              0

William J. Becker                                   345,831(6)(7)      3.4               315,831(6)(7)      30,000            *

William P. Dioguardi                                  1,362(5)         *                   1,362(5)            0              0

Laura McNarmara                                         546(5)         *                     546(5)            0              0

New Oshkim Limited Partners                             817(5)         *                     817(5)            0              0

Spencer Trask Holdings Incorporated                   3,268(5)         *                   3,268(5)            0              0

Michael Abramowitz                                    9,092(5)         *                   9,092(5)            0              0

Atlanta Allergy & Asthma Clinic
Profit Sharing Plan                                  36,363(5)         *                  36,363(5)            0              0

Mitch Cohen                                          18,182(5)         *                  18,182(5)            0              0

Dr. Arnold Curnyn                                    18,182(5)         *                  18,182(5)            0              0

Allen Fish                                           54,545(5)         *                  54,545(5)            0              0

FBI Bank (Schweiz) AG                                36,363(5)         *                  36,363(5)            0              0

Per-Erik Hakansson                                   36,363(5)         *                  36,363(5)            0              0

Richard Merel                                        18,182(5)         *                  18,182(5)            0              0

Alan Parnes                                          18,182(5)         *                  18,182(5)            0              0

Irwin Parnes                                          9,092(5)         *                   9,092(5)            0              0

Lee Silverstein                                      18,182(5)         *                  18,182(5)            0              0

Dennis Spangler                                      18,182(5)         *                  18,182(5)            0              0

SUC-TUW Doris Tenebaum
FBO Lori Halberg                                     18,182(5)         *                  18,182(5)            0              0

United International Services Est                    36,363(5)         *                  36,363(5)            0              0

Ronald Urman                                         18,182(5)         *                  18,182(5)            0              0

Dr. Paul Wolfson                                     36,363(5)         *                  36,363(5)            0              0

                                                     BENEFICIAL OWNERSHIP OF
                                                        COMMON STOCK PRIOR                                   OWNERSHIP OF COMPANY
                                                           TO OWNERSHIP                                      STOCK AFTER OFFERING
NAME OF SELLING                                  ---------------------------------   NUMBER OF SHARES    ---------------------------
STOCKHOLDER                                         SHARES(1)      PERCENTAGE(1)     TO BE REGISTERED      SHARES(2)     PERCENTAGE
------------------------------------------------ ---------------- ---------------- --------------------- -------------- ------------
Steven N. Bronson                                    82,695(5)         *                  82,695(5)            0              0

James S. and Mindy E. Cassel

TBTE                                                 44,530(5)         *                  44,530(5)            0              0

Christian Panagakos                                   2,827(5)         *                   2,827(5)            0              0

Scott E. Salpeter                                     5,654(5)         *                   5,654(5)            0              0

Barry E. Steiner                                      5,654(5)         *                   5,654(5)            0              0

Michael Bresner                                       9,800(5)         *                   9,800(5)            0              0

Glenn Busch                                           3,450(5)         *                   3,450(5)            0              0

Ami Horowitz                                          1,654(5)         *                   1,654(5)            0              0

William Masucci                                       3,000(5)         *                   3,000(5)            0              0

National Securities Corporation                       5,000(5)         *                   5,000(5)            0              0

North Hampton Holdings Corporation III               48,000(5)         *                  48,000(5)            0              0

Mark O'Keefe                                          2,008(5)         *                   2,008(5)            0              0

Thomas Parigian                                       6,000(5)         *                   6,000(5)            0              0

Francis Rogers                                        5,434(5)         *                   5,434(5)            0              0

Angie Sam-Ma                                            354(5)         *                     354(5)            0              0

Robert Seteducati                                     9,800(5)         *                   9,800(5)            0              0

PNC Bank National Association                       200,000(5)         2.0               200,000(5)            0              0

Getzler & Co., Inc.                                 250,000            2.6               250,000               0              0

EMERGINGGROWTHSTOCK.COM.INC.                        416,666            4.2               166,666            250,000          2.5

Gary D. Horne                                       347,407            3.5               235,718            111,689           *

Barry Seidman                                       428,572(3)         4.2               428,572               0              0

C. Jesse Reggio                                     107,143(3)         1.1               107,143(3)            0              0

Brad Blumenthal                                      71,429(3)         *                  71,429(3)            0              0

Andy Typaldos                                       428,572(3)         4.2               428,572(3)            0              0

Cheryl Epstein                                      142,858(3)         1.4               142,858(3)            0              0

Pegasus Investment Holdings Ltd.                    357,143(3)         3.5               357,143(3)            0              0

Keith A. Mazer                                      225,000(4)         2.2               225,000(4)            0              0

------------
*        Less than 1%

(1) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed. Includes shares of common stock that such persons have the right to acquire a beneficial interest in within 60 days from the date of this Prospectus, including shares of issuable upon the exercise of warrants to purchase our common stock.

(2) Assumes that all shares of common stock registered for the account of the selling stockholders are sold.

(3) Represents shares of common stock issuable upon conversion of outstanding convertible preferred stock.

(4) Includes shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock.

(5) Represents shares issuable upon exercise of warrants to purchase shares of common stock.

(6) Represents shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock and shares of common stock issuable upon conversion of outstanding shares of convertible preferred stock.

(7) Includes securities held by Mr. Becker individually and in an IRA for the benefit of Mr. Becker.

                              PLAN OF DISTRIBUTION

         The selling stockholders may sell their shares of common stock in various ways and at various prices. Some of the methods by which the selling stockholders may sell their shares include:

         /bullet/ Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         /bullet/ Privately negotiated transactions;

         /bullet/ Block trades in which the broker or dealer and resale by such broker or dealer for the selling stockholder's account pursuant to this Prospectus;

         /bullet/ Sales under Rule 144 rather than by using this Prospectus;

         /bullet/ A combination of any such methods of sale; and

         /bullet/ Any other legally permitted method.

         The applicable sales price may be affected by the type of transaction.

         The selling stockholders may also pledge their shares pursuant to the margin provisions of their customer agreements with their brokers. If there is a default by the selling stockholders, the brokers may offer and sell the pledged shares.

         Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if the broker-dealer acts as agent for the purchaser of the shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved.

         We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling stockholders in connection with sales of the shares.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the shares may not be sold therein unless the shares have been registered or qualified for sale in such state or an exemption from such requirement is available and is complied with.

         We have agreed to pay all fees and expenses incident to the registration of the shares, including certain fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         The selling stockholders have also agreed to indemnify us, our directors, officers, agents and representatives against certain liabilities, including certain liabilities under the Securities Act.

         The selling stockholders and other persons participating in the distribution of the shares offered hereby are subject to the applicable requirements of Regulation M promulgated under the Securities Exchange Act of 1934 in connection with the sales of the shares.

                            DESCRIPTION OF SECURITIES


         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the date of this Prospectus, 9,808,676 shares of common stock and 75,611 shares of preferred stock are outstanding.


COMMON STOCK

         Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders and to a pro rata share of any dividends declared by the Board of Directors from legally available funds. Upon our liquidation, each stockholder is entitled to share ratably in any assets available for distribution after payment of all debts.

         Stockholders have no preemptive, conversion or other subscription rights and there are no redemption rights or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares to be sold in this offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

         We are authorized to issue up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control.


         SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK

         Of the 1,000,000 shares authorized, 400,000 shares were designated Series A Convertible Preferred Stock ("Series A Stock") and 400,000 shares were designated Series B Convertible Preferred Stock ("Series B Stock"), of which 352,909 shares of Series A Stock were outstanding and 330,799 shares of Series B Stock were outstanding. Pursuant to the Certificate of Designations, Preferences, Rights and Limitations for the Series A Stock and Series B Stock, the shares automatically converted into 6,837,076 shares of common stock, in the aggregate, on March 18, 1999, the first business day following approval by our stockholders of (i) our financial restructuring and (ii) an amendment to our Certificate of Incorporation increasing the authorized number of shares of common stock. Consequently, there are currently no shares of Series A Stock or Series B Stock outstanding.

         SERIES C CONVERTIBLE PREFERRED STOCK

         Of the 1,000,000 shares of Preferred Stock authorized, 100,000 shares are designated Series C Stock, of which there are currently 73,461 shares issued and outstanding. Holders of Series C Stock do not have any voting rights. The stated value of each share of Series C Stock is $10.00. Each share of Series C Stock is convertible into a number of shares of our common stock equal to $10.00 for each share of Series C Preferred Stock held divided by the conversion price which is currently $1.00. Based on the current conversion price, the shares of Series C Preferred Stock may be converted into 734,610 shares of common stock. The conversion price is subject to adjustment under certain circumstances, including any dividend, distribution, subdivision, combination, capital reorganization, merger, consolidation, or we issue or sell any shares of common stock for consideration less than $1.00 per share. Any shares of Series C Stock which remain outstanding on June 24, 2001 will automatically convert into shares of common stock. Holders of Series C Stock are entitled to receive dividends when, if and as declared by the Board of Directors at the rate of 4% per annum. Upon the voluntary or involuntary liquidation, dissolution or winding up, the holders of Series C Stock shall be entitled to receive, out of our assets available for distribution $10.00 per share, subject to adjustment. The re-sale of the shares of common stock issuable upon conversion of the Series C Stock is being registered by the Registration Statement of which this Prospectus forms a part.

         SERIES D CONVERTIBLE PREFERRED STOCK

         Of the 1,000,000 shares of Preferred Stock authorized, 5,000 shares are designated Series D Stock, of which there are currently 825 shares issued and outstanding. Holders of Series D Stock do not have any voting rights. The stated value of each share of Series D Stock is $1,000. Each share of Series D Stock is convertible into shares of our common stock at the conversion rate, as the same may be adjusted from time to time. The initial conversion rate shall be a number of shares of common stock equal to $1,000 divided by 70% of the average market price of the common stock for the five trading days immediately prior to the conversion. Based on the current conversion rate, the outstanding shares of Series D Stock may convert into 1,178,572 shares of common stock. The conversion rate is subject to adjustment for many reasons, including any dividend, distribution, subdivision, combination, capital reorganization, merger, or consolidation. Moreover, we agreed to file a registration statement registering the re-sale of the shares of common stock issuable upon conversion of the Series D Stock within 45 days of the date the shares of Series D Stock were acquired. This registration statement was not filed. As a result, the conversion rate is adjusted to increase the number of shares issuable upon conversion of the Series D Stock by 5%. Holders of Series D Stock are entitled to receive dividends when, if and as declared by the Board of Directors at the rate of 3% per annum. Upon the voluntary or involuntary liquidation, dissolution or winding up, the holders of Series D Stock shall be entitled to receive, out of our assets available for distribution $1,000 per share, subject to adjustment. The re-sale of the shares of common stock issuable upon conversion of the Series D Stock is being registered by the Registration Statement of which this Prospectus forms a part.

         SERIES E CONVERTIBLE PREFERRED STOCK

         Of the 1,000,000 shares of preferred stock authorized, 5,000 shares are designated Series E Stock, of which there are currently 1,325 shares issued and outstanding. Holders of Series E Stock do not have any voting rights. The stated value of each share of Series E Stock is $1,000. Each share of Series E Stock is convertible into shares of our common stock at the conversion rate. The initial conversion rate, which is subject to adjustment under certain circumstances, shall be a number of shares of common stock equal to $1,000 divided by 70% of the average market price of the common stock for the five trading days immediately prior to the conversion. Based on the current conversion rate, the outstanding shares of Series E Stock may convert into 1,892,860 shares of common stock. The conversion rate is subject to adjustment for many reasons, including any dividend, distribution, subdivision, combination, capital reorganization, merger, or consolidation. Holders of Series E Stock are entitled to receive dividends when, if and as declared by the Board of Directors at the rate of 3% per annum. Upon the voluntary or involuntary liquidation, dissolution or winding up, the holders of Series E Stock shall be entitled to receive, out of our assets available for distribution $1,000 per share, subject to adjustment. The re-sale of the shares of common stock issuable upon conversion of the Series E Stock is being registered by the Registration Statement of which this Prospectus forms a part.

ANTI-TAKEOVER PROVISIONS

         Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Although we have no present intention to issue any additional shares of preferred stock, any issuance of preferred stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Additionally, we are subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits us from engaging in a "business combination" win an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Section 203 could have the effect of delaying or preventing a change of control.

TRANSFER AGENT

         American Stock Transfer & Trust Company, New York, New York, has been appointed as the transfer agent for our common stock.

                         SHARES ELIGIBLE FOR FUTURE SALE


         As of the date of this Prospectus, we have 9,808,676 shares of common stock issued and outstanding. Substantially, all of these shares of common stock are either eligible for sale pursuant to Rule 144 or have been registered under the Securities Act for resale by the holders, including the common stock covered by this Prospectus. This will permit the sale of registered shares of common stock in the open market or in privately negotiated transactions without compliance with the requirements of Rule 144. We are unable to estimate the amount, timing or nature of future sales of outstanding common stock. Sales of substantial amounts of the common stock in the public market may hurt the stock's market price.

         In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an Affiliate (as that term is defined in Rule 144), then the holder of such restricted securities is entitled to sell a number of shares of common stock equal to 1% of the issued and outstanding shares of common stock (approximately 98,087 shares immediately after this offering) or the average weekly reported volume of trading of the common stock on The Nasdaq SmallCap Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information about us. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.


       Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from us or the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described below.

       We cannot make any predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

                                  LEGAL OPINION

         Broad and Cassel, a partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131, is giving an opinion regarding the validity of the offered shares.

                                     EXPERTS

         Our consolidated financial statements as of June 26, 1998 and for the years ended June 26, 1998 and June 27, 1997 are included in this Prospectus and have been audited by Deloitte & Touche LLP, our auditors, as indicated in their report that accompanies the financial statements, and are incorporated in this Prospectus in reliance on the firm of Deloitte & Touche LLP as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION


           We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report or document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0880 for more information about the public reference rooms. Our SEC filings are also available from the SEC's web site located at http://www.sec.gov.


         We have filed with the SEC a Registration Statement on Form SB-2 under the Securities Act with respect to the common stock covered by this Prospectus. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement, as permitted by the SEC's rules and regulations. For further information with respect to us and the common stock offered under this Prospectus, please refer to the Registration Statement, including the exhibits. Copies of the Registration Statement, including exhibits, may be obtained from the SEC's public reference facilities listed above upon payment of the fees prescribed by the SEC, or may be examined without charge at these facilities. Statements concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the Registration Statement.


         We are subject to the reporting requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC set forth above, and copies of such materials can be obtained from the SEC's Public Reference Section at prescribed rates. We furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we deem appropriate or as may be required by law.

                                 ASD GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report....................................................................F-2

Consolidated Balance Sheets as of June 26, 1998
and (unaudited) December 25, 1998...............................................................F-3

Consolidated Statements of Operations for the Years Ended June 26, 1998 and June
25, 1997 and (unaudited) the six months ended December 25, 1998 and December 26, 1997...........F-4

Consolidated Statements of Stockholders' Deficiency for the Years Ended June 26,
1998 and June 27, 1997 and (unaudited) the six months ended December 25, 1998 and
December 26, 1997...............................................................................F-5

Consolidated Statements of Cash Flows for the Years Ended June 26, 1998 and June
27, 1997 and (unaudited) the six months ended December 25, 1998 and December 26, 1997...........F-6

Notes to Consolidated Financial Statements......................................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
ASD Group, Inc.
Poughkeepsie, New York

         We have audited the accompanying consolidated balance sheet of ASD Group, Inc. and subsidiaries as of June 26, 1998, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the two years in the period ended June 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASD Group, Inc. and subsidiaries as of June 26, 1998, and the results of their operations and their cash flows for each of the two years in the period ended June 26, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Stamford, Connecticut
October 5, 1998

                        ASD GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                      ASSETS

                                                                                    JUNE 26,        DECEMBER 25,
                                                                                      1998              1998
                                                                                  ------------      ------------
                                                                                                     (UNAUDITED)
Current assets:
     Cash ...................................................................     $      4,904      $     11,430
     Accounts receivable, less allowance for doubtful accounts of
        $341,000 and $355,608, respectively .................................          897,681         1,100,925
     Inventory, less reserve of $345,826 and $203,391, respectively
                                                                                     3,042,897         1,948,261
     Prepaid expenses and other current assets ..............................          159,636           155,084
     Capital contribution receivable ........................................        1,900,000              --
                                                                                  ------------      ------------
         Total current assets ...............................................        6,005,118         3,215,700
     Property, plant and equipment, net .....................................        4,576,889         4,151,545
     Other assets ...........................................................          205,969           197,624
                                                                                  ------------      ------------
     Total assets ...........................................................     $ 10,787,976      $  7,564,869
                                                                                  ============      ============

                                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Current portion of long-term debt ......................................     $  3,832,238      $  3,445,397
     Accounts payable .......................................................        1,451,897         1,392,416
     Accrued expenses .......................................................          847,721           805,633
                                                                                  ------------      ------------
         Total current liabilities ..........................................        6,131,856         5,643,446
Long-term debt ..............................................................        4,433,493         4,198,529
Deferred compensation .......................................................          320,672           339,436
                                                                                  ------------      ------------
         Total liabilities ..................................................       10,886,021        10,181,411
                                                                                  ------------      ------------
Commitments and contingencies (See Notes)
Stockholders' deficiency:
     Preferred stock, $.01 par value, 1,000,000 shares
         authorized, 734,259 and 757,994 convertible
         shares, respectively, issued and outstanding .......................        1,909,000         2,882,000
     Common stock, $.01 par value, 10,000,000 shares
         authorized, 1,979,934 and 2,079,934 shares
         respectively, issued and outstanding ...............................           19,799            20,799
     Paid-in capital ........................................................        4,370,872         4,405,672
     Deficit ................................................................       (6,397,716)       (9,925,013)
                                                                                  ------------      ------------
         Total stockholders' deficiency .....................................          (98,045)       (2,616,542)
                                                                                  ------------      ------------
Total liabilities and stockholders' deficiency ..............................     $ 10,787,976      $  7,564,869
                                                                                  ============      ============

                 See notes to consolidated financial statements.

                        ASD GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEARS ENDED                 SIX MONTHS ENDED
                                                       JUNE 26,        JUNE 27,     DECEMBER 25,    DECEMBER 26,
                                                        1998            1997            1998            1997
                                                    ------------    ------------    ------------    ------------
                                                                                                     (UNAUDITED)
Net sales .......................................   $ 14,298,745    $ 15,870,988    $  3,816,890    $  9,634,806

Cost of goods sold ..............................     13,988,630      12,086,796       4,605,486       7,381,081
                                                    ------------    ------------    ------------    ------------

     Gross profit (loss) ........................        310,115       3,784,192        (788,596)      2,253,725
                                                    ------------    ------------    ------------    ------------
Operating expenses:

     Sales and marketing ........................        311,981         186,888         214,064         134,460

     General and administrative .................      4,304,791       3,472,614       2,098,920       2,066,272
                                                    ------------    ------------    ------------    ------------

Total operating expenses ........................      4,616,772       3,659,502       2,312,984       2,200,732
                                                    ------------    ------------    ------------    ------------

(Loss) income from operations ...................     (4,306,657)        124,690      (3,101,580)        (52,993)

Other income ....................................         20,901          68,195            --              --

Interest expense ................................      1,230,882       1,534,366         425,717         550,924

Financial restructuring costs ...................       (124,000)           --              --              --
                                                    ------------    ------------    ------------    ------------

Loss before income taxes and ....................     (5,640,638)     (1,341,481)     (3,527,297)       (497,931)
extraordinary gain

Income tax (expense) benefit ....................     (1,717,532)        564,584            --           209,431
                                                    ------------    ------------    ------------    ------------

Loss before extraordinary gain ..................     (7,358,170)       (776,897)     (3,527,297)       (288,500)

Extraordinary gain from financial ...............        665,500            --              --              --
                                                    ------------    ------------    ------------    ------------
restructuring

Net loss ........................................   $ (6,692,670)   $   (776,897)   $ (3,527,297)       (288,500)
                                                    ============    ============    ============    ============

     Net loss per basic and diluted common share:

     Loss before extraordinary gain .............   $      (4.66)   $      (1.03)   $      (1.75)   $       (.18)

     Extraordinary gain .........................            .42            --              --              --
                                                    ------------    ------------    ------------    ------------

     Net loss ...................................   $      (4.24)   $      (1.03)   $      (1.75)   $       (.18)
                                                    ============    ============    ============    ============

Weighted average common shares outstanding ......      1,579,018         751,041       2,010,153       1,577,917
                                                    ============    ============    ============    ============

                 See notes to consolidated financial statements

                        ASD GROUP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                     PREFERRED STOCK              COMMON STOCK                        RETAINED
                                  ---------------------     ---------------------     PAID-IN         EARNINGS
                                   SHARES      AMOUNT         SHARES       AMOUNT     CAPITAL         (DEFICIT)             TOTAL
                                  -------    ----------     ---------     -------   ----------      -----------         -----------
Balance, July 1, 1996........           -    $                632,917     $ 6,329   $        -      $ 1,071,851         $ 1,078,180
Net loss.....................           -             -             -           -            -         (776,897)           (776,897)
Warrants issued..............           -             -       327,000           -      327,000                -             327,000
Balance, June 27, 1997.......           -             -     1,577,917      15,779    4,206,892          294,954           4,517,625
Net loss.....................           -             -             -           -            -       (6,692,670)         (6,692,670)
Financial restructuring
(Note 4).....................     734,259     1,909,000       402,017       4,020      163,980                            2,077,000
                                                                                                             -
Balance, June 26, 1998.......     734,259     1,909,000     1,979,934      19,799    4,370,872       (6,397,716)            (98,045)
Net loss (unaudited).........          --            --            --          --           --       (3,527,297)         (3,527,297)
Financial restructuring
(unaudited)..................      23,735       973,000       100,000       1,000       34,800               --           1,008,800

Balance, December 25,
1998 (unaudited).............     757,994    $2,882,000     2,079,934     $20,799   $4,405,672      $(9,925,013)        $(2,616,542)
                                  =======    ==========     =========     =======   ==========      ===========         ===========

                 See notes to consolidated financial statements.

                        ASD GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED                           SIX MONTHS ENDED
                                                              -----------------------------        ---------------------------------
                                                                JUNE 26,          JUNE 27,         DECEMBER 25,         DECEMBER 26,
                                                                  1998              1997               1998                 1997
                                                              -----------       -----------        -----------          -----------
                                                                                                              (UNAUDITED)
Operating activities:
  Net loss................................................... $(6,692,670)      $  (776,897)       $(3,527,297)         $  (288,500)
  Adjustments to reconcile net loss to net
      cash used in operating activities:
        Depreciation and amortization........................     771,431            699,350           194,740              260,619
        Property asset impairment............................           -                  -           300,000                    -
        Provision for doubtful accounts......................     178,000             10,000            14,608              100,000
        Deferred compensation................................      34,747             32,171            18,764               17,376
        Interest accrued-stockholder advances................      57,289             50,259            51,699               30,361
        Deferred income taxes................................   1,717,532          (564,584)                 -             (209,431)
        Extraordinary gain from financial restructuring......   (665,500)                  -                 -                    -
        Inventory reserve....................................     345,826                  -                 -                    -
        Changes in assets and liabilities:
            Accounts receivable..............................   1,099,721            551,761          (217,852)          (1,263,936)
            Inventory........................................   1,669,171            896,677         1,094,636             (329,698)
            Prepaid expenses and other current assets........      42,788          (127,417)             4,551             (281,335)
            Other assets.....................................     150,569             68,580           (26,575)              (7,266)
            Accounts payable.................................     216,215        (1,457,770)           (59,481)             636,798
            Accrued expenses.................................       5,297          (359,804)           (42,089)             349,891
            Deferred revenues................................           -           (69,666)                 -                    -
            Payments of deferred compensation................     (23,360)          (23,971)                 -              (15,257)
                                                              -----------       -----------        -----------          -----------
                 Net cash used in operating activities.......  (1,092,944)       (1,071,311)        (2,194,296)          (1,000,378)
                                                              -----------       -----------        -----------          -----------
Investing activities:
  Capital expenditures ......................................     (97,378)          (97,693)           (22,674)            (321,147)
                                                              -----------       -----------        -----------          -----------
Financing activities:
  Net proceeds from IPO......................................           -         3,889,342                  -                    -
  Proceeds from financial restructuring......................           -                 -          2,873,000                    -
  Borrowings.................................................   7,135,741         1,250,000            390,979            7,376,500
  Payments of long-term debt.................................  (7,114,282)       (3,169,626)        (1,040,483)          (6,968,900)
  Financing costs............................................    (229,058)         (160,433)                 -             (117,154)
  Loans - life insurance policies............................     303,635                 -                  -                    -
                                                              -----------       -----------        -----------          -----------
      Net cash provided by financing activities..............      96,036         1,809,283          2,223,496              290,446
                                                              -----------       -----------        -----------          -----------
Net (decrease) increase in cash..............................  (1,094,286)          640,279              6,526           (1,031,079)
Cash, beginning of year......................................   1,099,190           458,911              4,904            1,099,190
                                                              -----------       -----------        -----------          -----------
Cash, end of year............................................ $     4,904       $ 1,099,190        $    11,430          $    68,111
                                                              ===========       ===========        ===========          ===========
Supplemental disclosures:
 Cash paid during the year for:
      Income taxes........................................... $     3,571       $     6,484        $         -          $    14,325
                                                              ===========       ===========        ===========          ===========
      Interest............................................... $   927,924       $ 1,132,354        $   197,058          $   455,227
                                                              ===========       ===========        ===========          ===========
 Capital contribution receivable............................. $ 1,900,000       $         -        $         -          $         -
                                                              ===========       ===========        ===========          ===========
 Debt converted upon financial restructuring................. $   880,000       $         -        $         -          $         -
                                                              ===========       ===========        ===========          ===========
 Capital leases entered into................................. $   267,520       $         -        $         -          $         -
                                                              ===========       ===========        ===========          ===========

                 See notes to consolidated financial statements

                        ASD GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       BUSINESS DESCRIPTION

         ASD Group, Inc. ("ASD") and its wholly-owned subsidiaries ( the "Company") is a provider of contract manufacturing and engineering services to domestic original equipment manufacturers. The Company provides a wide range of services including product engineering and design, procurement, precision fabrication of sheet metal and machined parts, printed circuit board assembly, electro-mechanical assembly and functional testing.

2.       SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the consolidated accounts of ASD Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

         REVENUE RECOGNITION--Sales are recorded as products are shipped or when services are rendered.

         FINANCING COSTS--During the years ended June 26, 1998 and June 27, 1997, the Company incurred $229,058 and $160,433, respectively, in connection with debt financings (see Note 6). These costs have been capitalized in other assets and are being amortized over the terms of the financings. Amortization of financing costs and the write-off of other long-term assets for the years ended June 26, 1998 and June 27, 1997 were $422,296 and $203,948, respectively.

         PROPERTY, PLANT, AND EQUIPMENT--Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 5 to 40 years. The net realizable value of the idle property approximates its carrying value.

         INVENTORY--Inventory, consisting of work-in-progress and raw materials of approximately $2,737,000 and $306,000, respectively, at June 26, 1998 and $1,634,000 and $314,160 at December 25, 1998, respectively, is stated at the lower of cost (first-in, first-out method) or market. Inventory that becomes obsolete because of customer required changes is written-off or reserved at the time the job is completed or when an engineering change is implemented.

         INCOME TAXES--Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using presently enacted tax rates.

         CONCENTRATION OF CREDIT RISK--Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral. Additionally, the Company maintains insurance for bad debts for certain rated customers. The insurance policy assures a minimum recovery of 80% of the maximum established by the insurer per customer insured.

Customers that accounted for 10% or more of the Company's net sales are as follows:

                                                          YEARS ENDED
                                              ----------------------------------
          CUSTOMER                            JUNE 26, 1998        JUNE 27, 1997
          --------                            -------------        -------------
          ENI Technologies....................      22%                  22%
          Spectran Corporation................      18                   --
          Olin Microelectronics...............      13                   --
          International Business Machines.....      --                   10
          S&K Products International, Inc.....      --                   10
          Lockheed Martin Corporation.........      --                   11
          Gerber Scientific Products..........      --                   13
                                                    --                   --
                                                    53%                  66%
                                                    --                   --

         MANAGEMENT ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         ADOPTION OF STATEMENT OF ACCOUNTING STANDARD NO. 123--In 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require companies to record at fair value compensation cost for stock-based compensation plans. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

         ADOPTION OF STATEMENT OF ACCOUNTING STANDARD NO. 128--In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common equivalent shares (common stock options and warrants) outstanding.

         DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying value of the Company's credit facilities approximates fair value and is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

         OTHER ASSETS--Included in other assets at June 26, 1998 is $5,391 cash surrender value of life insurance policies, net of outstanding loans in Fiscal 1998 of $303,635.

         INTERIM FINANCIAL STATEMENTS--The accompanying consolidated balance sheet as of December 25, 1998 and the statements of operations, stockholders' deficiency and cash flows for the six months ended December 25, 1998 and December 26, 1997 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods.

3.       PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

         In May 1997, the Company completed an initial public offering of 945,000 shares of common stock at $5.75 per share (the "Offering"). Prior to the Offering, there was no public market for the Company's common stock. The net proceeds of the Offering, after deducting applicable issuance costs and expenses, were $3,889,342.

         In connection with the Offering, the Company (a) increased its authorized common stock to 10,000,000 shares, (b) effected a split of its common stock, resulting in 632,917 shares outstanding, and (c) authorized 1,000,000 shares of new $.01 par value preferred stock. Designations, rights and preference of the preferred stock will be determined by the Board of Directors.

4.       FINANCIAL RESTRUCTURING

         On June 26, 1998, the Company entered into an agreement with an investor group (the "Investors") for a $1,900,000 capital infusion and entered into agreements with its primary lenders to restructure the Company's debt.

         The Investors purchased $1,900,000 of equity consisting of 392,017 unregistered shares of common stock, 329,999 shares of Series A Convertible Preferred Stock ("Series A Stock"), 330,799 shares of Series B Convertible Preferred Stock ("Series B Stock"), and five year warrants to purchase 4,000,000 shares of common stock at an exercise price of $.75 per share. The Series A Stock and Series B Stock will automatically convert, upon stockholder approval of the restructuring and an amendment to the Company's certificate of incorporation, into common stock at the rate of 10 shares of common stock for each share of preferred stock. Upon conversion of the Series A Stock and Series B Stock, the Investors will own 7,000,000 shares of common stock. Holders of the Series A Stock and Series B Stock will be entitled to receive dividends, when, as and if declared by the Company's Board of Directors, at a rate of 6% and 4% per annum, respectively. Holders of the Series A Stock and Series B Stock have no voting rights. The Series A Stock and Series B Stock each has a liquidation preference of $10.00 per share.

         As part of the financial restructuring, the Company reached agreements with its three primary lenders; PNC Bank ("PNC"), Bankers Trust Company ("BT"), and a group of private noteholders (the "Noteholders") to restructure its debt as follows:

1. PNC agreed to maintain the Company's existing line of credit through June 2000 (see Note 6), with a one year extension, provided certain conditions are met and no events of default occur. In consideration for the above, PNC received five year warrants to purchase 100,000 shares of common stock at $1.75 per share. The line of credit places restrictions on the Company's ability to obtain financing either through the offering of equity or by incurring additional debt.

2. BT was paid $250,000 to defer the outstanding principal amount owed to BT for nine months until March 1999. The Company will not make principal and interest payments to BT during this period, although the amounts owed will continue to accrue interest. In nine months, BT will either (i) be paid $1,500,000 in satisfaction of all amounts due, or (ii) in exchange for a payment of $100,000, grant the Company another extension to 15 months until September 1999 at which time the Company will be required to pay $1,550,000 in satisfaction for all amounts due. If BT is not paid in full by such time, the total outstanding indebtedness reverts back to approximately $2,751,000, the amount owed at June 26, 1998, plus any accrued but unpaid interest. Upon exercise of the option, the 100,000 warrants previously issued to BT (see Note 6) will be canceled.

3. In settlement of $1,210,000 principal and interest owed to the Noteholders, the Company:

         a.       Paid $110,000,
         b.       Agreed to pay an additional $110,000 in June 1999,
         c. Issued 73,461 shares of Series C Convertible Preferred Stock on the same terms as the Series B Stock,
         d. Exchanged outstanding warrants to purchase 534,783 shares of common stock at $2.73 per share for five-year warrants to purchase 418,711 shares of common stock at $1.50 per share.

         The difference between the amount owed to the Noteholders and the fair value of the settlement is recorded as an extraordinary gain.

         In addition, holders of outstanding warrants to purchase 123,750 shares of common stock at $2.69 per share have agreed to exchange these warrants for five-year warrants for the purchase of 400,000 shares of common stock at $1.50 per share.

         With respect to this restructuring, the Company obtained a fairness opinion from the underwriter of the Company's initial public offering (the "Underwriter"). In exchange, the Company paid a $25,000 fee and amended the warrants to purchase 94,500 shares of common stock currently held by the Underwriter to lower the exercise price from $8.3375 per share to $1.50 per share. In addition, the Underwriter received 10,000 shares of common stock.

         The Company paid an investment banking firm that advised the Investors $118,000 and issued five year warrants to purchase 141,360 shares of common stock at $.35 per share.

         The above financial restructuring was fully funded by September 22, 1998 and has been given effect to in the accompanying consolidated financial statements. The Company obtained an independent appraisal with respect to the securities that were issued pursuant to the financial restructuring. Based on the findings of that appraisal, all securities issued by the Company have been recorded at fair value.

         The effect of the financial restructuring on the consolidated financial statements for the year ended June 26, 1998 is as follows:

                          PREFERRED STOCK               COMMON STOCK                      FINANCIAL
                         -------------------       ---------------------     PAID-IN    RESTRUCTURING  EXTRAORDINARY
                         SHARES     AMOUNT          SHARES        AMOUNT     CAPITAL        COSTS       GAIN (LOSS)
                         -------  ----------       -------        ------     --------   -------------  -------------
Investors                660,798  $1,718,000       392,017        $3,920     $178,080      $      -      $       -
Noteholders               73,461     191,000             -             -        7,000             -        792,000
BT                             -           -             -             -            -             -              -
Warrantholders                 -           -             -             -        1,900         1,900              -
PNC                            -           -             -             -          500        29,000              -
Underwriter                    -           -        10,000           100        3,000        28,100              -
Investment Banker              -           -             -             -        8,500             -       (126,500)
Expenses                                                                      (35,000)       65,000              -
                         -------  ----------       -------        ------     --------      --------      ---------
                         734,259  $1,909,000       402,017        $4,020     $163,980      $124,000      $ 665,500
                         =======  ==========       =======        ======     ========      ========      =========

5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of the following:

                                                         JUNE 26,      DECEMBER 25,
                                                           1998            1998
                                                       -----------     -------------
                                                                        (UNAUDITED)
         Land......................................    $   563,937      $   563,937
         Buildings.................................      1,633,327        1,633,327
         Leasehold improvements....................        896,091          896,091
         Machinery and equipment...................      3,103,139        3,125,811
         Automobiles...............................         47,955           47,955
                                                       -----------      -----------
                                                         6,244,449        6,267,121
         Less: accumulated depreciation............      3,066,411        3,192,785
                                                       -----------      -----------
                                                         3,178,038        3,074,336
                                                       -----------      -----------
         Idle property:
              Land and building....................      1,923,865        1,923,865
              Less: accumulated depreciation.......        525,014          846,656
                                                       -----------      -----------
                                                         1,398,851        1,077,209
                                                       -----------      -----------
              Property, plant and equipment, net...    $ 4,576,889      $ 4,151,545
                                                       ===========      ===========

         Machinery and equipment includes property under capital leases of $267,520. Amortization of assets under capital leases in Fiscal 1998 was $24,077 and is included in depreciation and amortization expense. Depreciation and amortization of property, plant and equipment was $349,135 and $273,382 during the years ended June 26, 1998 and June 27, 1997, respectively.

         Idle property represents facilities that are temporarily not being used in the Company's operations. The carrying value of idle property is reviewed when facts and circumstances suggest that it may be impaired. The Company assesses its recoverability by determining whether the amortization of the idle property balance over its remaining life can be recovered through undiscounted projected future cash flows. The Company may use these facilities commencing in Fiscal 1999.

6.       LONG-TERM DEBT

         Long term debt consists of the following:

                                                                                JUNE 26,             DECEMBER 25,
                                                                                  1998                    1998
                                                                              -----------            -------------
                                                                                                      (UNAUDITED)
         Notes Payable-Noteholders...................................         $   220,000             $   110,000
         Revolving Line of Credit-PNC................................           4,252,609               4,039,712
         Note Payable-Bankers Trust Company, interest at prime
              Plus 1.5%, due March 17, 1999, secured by second
              Lien on certain property...............................           2,751,132               2,501,132
         Notes Payable-Stockholder, plus accrued interest at 8% or
              9.5%, payable in installments through January 1, 2003,
              in Default.............................................             754,137                 771,958
         Other, including capital leases of $235,394.................             287,853                 221,124
                                                                              -----------             -----------
                                                                                8,265,731               7,643,926
                                                                              -----------             -----------
         Less: current position......................................           3,832,238               3,445,397
                                                                              -----------             -----------
                                                                              $ 4,433,493             $ 4,198,529
                                                                              ===========             ===========

         On December 19, 1997, the Company completed a refinancing of its indebtedness and secured a new credit facility with an increased borrowing limit to $8,750,000 with PNC Bank ("PNC"). In connection with the refinancing, the Company issued five year warrants to Bankers Trust Company to purchase 100,000 shares of common stock at $4.50 per share. The fair value of the warrants did not have a significant effect on the consolidated financial statements (see Note
4). The Company restructured it indebtedness with PNC on June 26, 1998 permitting borrowings up to $4,500,000 at prime plus .5% which expires on June 25, 2000 (the "Line of Credit") with a one year extension option. The Line of Credit is secured by a first lien on accounts receivable, inventory, and machinery and equipment. The amount available for borrowing under the Line of Credit is determined pursuant to a formula based upon eligible accounts receivable, inventory, and machinery and equipment. Included in the formula is an overadvance of $900,000 which will remain in place until February 26, 1999. Thereafter, $600,000 of the overadvance will be eliminated on a straight line amortized basis in 12 equal monthly installments and the remaining balance is payable on June 25, 2000. As of June 26, 1998, based on the availability formula, the Company did not have any additional availability for borrowings.

         The Line of Credit agreement contains certain restrictive covenants with respect to among others, capital expenditures, mergers and acquisitions, dividends, and additional indebtedness. In addition, the agreement requires that the Company satisfy certain financial covenants. As a result of the Company's results of operations for Fiscal 1998, the Company failed to satisfy certain financial covenants. However, the bank provided the Company a waiver of the existing and future financial covenant defaults.

         Annual principal payments, as adjusted for the amended maturities are as follows:

                        12 MONTHS ENDING JUNE
                 -------------------------------------
                 1999..................................        $3,832,238
                 2000..................................         4,316,121
                 2001..................................            47,394
                 2002..................................            48,162
                 2003..................................            21,816
                                                               ----------
                                                               $8,265,731
                                                               ==========

         The prime rate at June 26, 1998 was 8.5%.

7.       DEFERRED COMPENSATION

         The Company has a deferred compensation agreement with two former employees. The agreement requires the payment of $450,000 over a 15 year period. The obligations have been recorded at their net present value using a discount rate of 8%.

8.       STOCKHOLDERS' EQUITY

         In June 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the issuance of a maximum of 60,000 shares of common stock pursuant to the future grant to employees and others of incentive stock options and nonstatutory stock options. In connection with the Offering, the Company granted options to purchase 30,000 shares of common stock at $5.75 per share. The stock options vest in three annual installments commencing one year from the date of grant and will expire ten years from the date of grant.

         In August 1997, the Company granted 15,000 options at $5.75 per share. In June 1998, the Company canceled all existing options which were issued at $5.75 per share and granted 50,000 options at $ .50 per share. No options are exercisable at June 26, 1998.

         The following table sets forth the activity of the 1996 Plan for the years ended June 26, 1998 and June 27, 1997:

                                                  NUMBER OF     WEIGHTED AVERAGE
                                                   OPTIONS       EXERCISE PRICE

           Outstanding at July 1, 1996                   -             $    -
                   Granted                          30,000               5.75
                                                    ------             ------
           Outstanding at June 27, 1997             30,000               5.75
                   Granted                          65,000               1.71
                   Canceled                        (45,000)              5.75
                                                    ------
           Outstanding at June 26, 1998             50,000             $  .50
                                                    ------             ------

         The Company has determined that the proforma effect of the common stock options on compensation expense as required by SFAS No. 123 was less than $.01 per share.

9.       INCOME TAXES

         The provision (benefit) for income taxes consists of the following:

                                                   YEARS ENDED
                                         -------------------------------
                                          JUNE 26,             JUNE 27,
                                            1998                 1997
                                         -----------          ----------
      Deferred:
           Federal...................    $ 1,310,391          $ (456,103)
           State.....................        407,141            (108,481)
                                         -----------          ----------
                                         $ 1,717,532          $ (564,584)
                                         ===========          ==========

         A reconciliation of the income tax provision (benefit) to the amount computed using the Federal statutory rate as follows:

                                                      YEARS ENDED
                                             ------------------------------
                                              JUNE 26,            JUNE 27,
                                                1998                1997
                                             -----------         ----------

Income tax at statutory rate..........       $(1,691,547)        $ (456,103)
State income taxes and other
     (net of Federal benefit).........           402,606           (108,481)
Limitation on use of Federal NOL......         2,581,865                 --
Increase in valuation allowance.......           424,608                 --
                                             -----------         ----------
                                             $ 1,717,532         $ (564,584)
                                             ===========         ==========

The net deferred tax asset consists of the following:

                                                      YEARS ENDED
                                              -----------------------------
                                               JUNE 26,           JUNE 27,
                                                 1998               1997
                                              ----------        -----------
Net operating loss carryforwards......        $  588,416        $ 2,050,197
Capital loss carryforwards............           228,333            228,333
Allowance for doubtful accounts.......           143,220             68,499
Inventory.............................           145,247                 --
Deferred compensation.................           134,682            129,899
Accrued interest......................            94,700             76,595
Other.................................           (36,312)            63,830
Depreciation..........................          (645,345)          (671,488)
                                                 652,941          1,945,865
Valuation allowance...................          (652,941)          (228,333)
                                              ----------        -----------
                                              $        -        $ 1,717,532
                                              =========         ===========

         Deferred taxes result from temporary differences in the recognition of revenues and expenses for income tax and financial statement purposes. Deferred tax assets at June 27, 1997 was reduced by a valuation allowance relating to the utilization of a capital loss carryforward which management believes more than likely will not be realized. As a result of the financial restructuring (see
Note 4), annual utilization of the Federal net operating loss carryforwards will be limited. As of June 26, 1998, the Company has Federal net operating loss carryforwards, after limitation, of approximately $1,731,000 which begin to expire in 2006. The Company wrote down the deferred tax asset to the maximum realizable value of $652,941. In addition, the Company also increased the valuation allowance by $424,608 to $652,941. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

10.      RELATED PARTY TRANSACTIONS

         The Company purchases computers, computer supplies and services from Netcomp, Inc., a company owned by certain stockholders of the Company. Purchases during the years ended June 26, 1998 and June 27, 1997 were approximately $134,000 and $135,000, respectively.

11.      PENSION PLAN

         The Company has a defined contribution plan covering all full time employees who have worked at least 1,000 hours during the plan year, who have one year of service, and are age twenty-one or older. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974. There was no pension expense attributed to this plan for the years ended June 26, 1998 and June 27, 1997.

12.      COMMITMENTS AND CONTINGENCIES

         Effective June 29, 1998, the Company entered into a one year agreement with a management company to provide management assistance to the Company. The management company will be paid $200,000 per year and receive 150,000 shares of the Company's common stock. In addition, the management company agreed to purchase 100,000 shares of the Company's common stock at $.358 per share.

         The Company is a defendant in various lawsuits which arose in the normal course of business. In the opinion of management, none of the cases are expected to have a material effect on the consolidated financial statements of the Company.

13.      ADOPTION OF SFAS 131

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information", which will be effective for the Company beginning in Fiscal 1999. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has not yet completed its analysis of which operating segments, if any, it will be required to disclose as a result of this statement.

14.      MANAGEMENT'S PLANS

         Notwithstanding the significant steps taken by management to restructure the Company's debt, the Company's immediate cash requirements are significant. No assurance can be given that the Company will be able to successfully realize cash flow from operations or that such cash flow will be sufficient. Management believes that the Company's existing and anticipated capital resources will not enable it to fund its planned operations through Fiscal 1999. Management is currently attempting to obtain additional financing and intends to raise additional funds within the next 12 months through equity and/or debt financings. The Investors have committed to the Company to fund the Company's working capital requirements through Fiscal 1999.

15.      FOURTH QUARTER ADJUSTMENTS

         During the fourth quarter of Fiscal 1998, the Company recorded the following expense adjustments:

         Inventory reserves and write-off                           $2,152,754
         Deferred tax asset write-off and valuation allowance       $2,221,455

         The Company was carrying inventory that it expected to ship pursuant to purchase orders from customers. However, the requirements with respect to such purchase orders were either reduced or cancelled by the customers. The accounts receivable allowance increase is primarily due to credits issued to three major customers for returned merchandise as well as an increase in aged receivables.

================================================================================

No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus in connection with the offering made hereby, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares described in the cover page hereof, or an offer to sell or a solicitation of an offer to buy the shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                 ASD GROUP, INC.

                                  Common Stock

                           --------------------------
                                   PROSPECTUS
                           --------------------------


                                March ____, 1999


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         We have authority under the Delaware General Corporation Law (the "DGCL") to indemnify our directors and officers to the extent provided for in the DGCL. Our Amended and Restated Certificate of Incorporation provides that we shall indemnify and may insure our officers and directors to the fullest extent permitted by law. We have also entered into agreements with each of our directors and executive officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         We estimate that our expenses in connection with this registration statement will be as follows:

         Securities and Exchange Commission registration fee       $  3,604.39
         Legal fees and expenses                                     15,000.00
         Accounting fees and expenses                                 2,000.00
         Miscellaneous                                                4,395.61
                                                                   -----------
         Total                                                     $ 25,000.00
                                                                   ===========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         1. On June 26, 1998, we entered into a definitive agreement with an investor group for the sale of 392,017 shares of common stock, 352,909 shares of Series A Convertible Preferred Stock, 330,779 shares of Series B Convertible Preferred Stock and five-year warrants to purchase an additional 4,000,000 shares at an exercise price of $.75 per share. The Series A and Series B Convertible Preferred Stock convert into shares of Common Stock at the rate of ten shares of Common Stock for each share of Series A Stock and Series B Stock (subject to adjustment under certain circumstances). The purchase price paid by the investor group was $1,969,597 in aggregate. In connection with this transaction, we did not pay any underwriting discounts or commissions.

         2. As part of our financial restructuring, we reached agreements with PNC Business Credit Bank, Bankers Trust Company and a group of private noteholders (the "Noteholder Group"), our three primary lenders, to restructure our outstanding indebtedness. As part of the agreement with the Noteholder Group, $990,000 in debt was converted into 73,461 shares of Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock converts into shares of Common Stock at the rate of ten shares of Common Stock for each share of Series C Convertible Preferred Stock (subject to adjustment under certain circumstances).


         3. In November 1998, we sold 825 shares of Series D Convertible Preferred Stock for $825,000. The Series D Convertible Preferred Stock is convertible into Common Stock at the rate of stated value of $1,000 divided by seventy percent (70%) of the average market price of the Common Stock for the five trading days immediately prior to the conversion date (subject to adjustment under certain circumstances). In connection with this transaction, we did not pay underwriting discounts or commissions.

         4. In February 1999 and March 1999, we sold 1,325 shares of Series E Convertible Preferred Stock. The Series E Convertible Preferred Stock are convertible into shares of common stock at the rate of their stated value of $1,000 per share divided by seventy percent (70%) of the average market price of the Common Stock for the five trading days immediately prior to the conversion date (subject to adjustment under certain circumstances). In addition with this transaction, we did not pay underwriting discounts or commissions.


         These shares were all issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as transactions by an issuer not involving a public offering. Each recipient of shares delivered appropriate investment representations to the Company with respect thereto and consented to the imposition of restrictive legends upon the certificates evidencing the shares.

ITEM 27. EXHIBITS.



   EXHIBIT NO.      DESCRIPTION
   -----------      -----------
       3.1          Certificate of Incorporation. (1)
       3.2          Bylaws.(1)
       4.1          Specimen Certificate of Common Stock. (1)
       4.2          Form of Representative's Warrant Agreement including Form Representative's Warrants.(1)
       4.3          Intentionally omitted.
       4.4          Form of Special Warrant to Purchase Common Stock of Registrant.(1)
       4.5          Form of 10% Original Issue Discount Promissory Note Issued to BlueStone Investors.(1)
       4.6          Form of Warrant Certificate Issued to BlueStone Investors.(1)
       5.1          Opinion of Broad and Cassel(1)
       10.1         1996 Stock Option Plan.(1)
       10.2         Restated  Line of Credit Loan and Security Agreement dated as of December 28, 1995 between
                    Automatic Systems Developers, Inc.; High Technology Computers, Inc. and Poughkeepsie Savings
                    Bank, FSB.(1)(2)
       10.3         Second Amended Modification, Extension, Spreader and Assumption Agreement dated as of December
                    28, 1995 between Automatic Systems Developers, Inc. and Poughkeepsie Savings Bank, FSB.(1)
       10.4         Second Amended Modification, Extension, Spreader and Assumption Agreement dated as of December
                    28, 1995 between the Registrant; Automatic Systems Developers, Inc. and Poughkeepsie  Savings
                    Bank, FSB.(1)
       10.5         Option  Agreement dated as of May 31, 1996 by and among  Banker's Trust Company and the
                    Registrant.(1)
       10.6         Amendment to December 29, 1995 Purchase Agreement.(1)
       10.7         Employment Agreement between the Registrant and Gary D. Horne.(1)(2)
       10.8         Employment Agreement between the Registrant and Stanley F. Zuk.(1)(2)
       10.9         Form of Financial Advisory and Consulting Agreement between the Registrant  and  the
                    Representative.(1)
      10.10         Amendment dated April 2, 1997 to Option Agreement dated as of May 31, 1996 by and among Bankers
                    Trust Company and the Registrant.(1)

   EXHIBIT NO.      DESCRIPTION
   -----------      -----------
      10.11         Form of Indemnification Agreement dated May 12, 1997 between the Registrant and its executive officers and directors.(2)
      10.12         Securities Purchase Agreement dated as of June 26, 1998 by and among the Registrant, the parties listed on Schedule 1 to the Agreement and Gary D. Horne.(3)
      10.13         Agreement dated as of June 26, 1998 by and among Automatic Systems Developers, Inc.; High Technology
                    Computers, Inc.; the Registrant; the financial institutions which are now or hereafter become a party to the Credit Agreement; and PNC Bank, National Association.(3)
      10.14         Option and Forbearance Agreement dated as of June 26, 1998 by and among Bankers Trust Company;
                    Automatic Systems Developers, Inc. and the Registrant.(3)
      10.15         Form of Agreement with holders of: (i) 10% senior  promissory  note due June 19, 1998 and/or (ii)
                    warrants to purchase Common Stock.(3)
      10.16         Form of Letter Agreement with holders of warrants to purchase an aggregate of 122,750 shares of the Registrant Common Stock.(3)
      10.17         Amendment to Employment Agreement between the Registrant and Gary D. Horne.(4)
      10.18         Amendment to Employment Agreement between the Registrant and Stanley F. Zuk.(4)
       21.1         List of Subsidiaries of the Registrant.(1)
       23.1         Consent of Broad and Cassel (filed as part of Exhibit 5.1).
       23.2         Consent of Deloitte & Touche LLP, independent auditors.
       24.1         Power of Attorney (included in the signature page hereof).
       27.1         Financial Data Schedule.

----------
(1) Incorporated by reference to the exhibit of the same number filed with the Company's Registration Statement on Form SB-2 (File No. 333-7731).

(2) Incorporated by reference to the exhibits filed with the Company's Annual Report on Form 10-KSB for the year ended June 27, 1997.

(3) Incorporated by reference to the exhibits filed with the Company's Current Report on Form 8-K filed July 9, 1998

(4) Incorporated by reference to the exhibits filed with the Company's Annual Report on Form 10-KSB for the year ended June 26, 1998.



ITEM 28. UNDERTAKINGS.

         (a) RULE 415 OFFERING. The undersigned Registrant hereby undertakes to:

                  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                           (i) Include any prospectus required by Section
10(a)(3) of the Securities Act.

                           (ii) Reflect in the prospectus any facts or events
which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) Include any additional or changed material
information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Poughkeepsie, State of New York, on March 25, 1999.


                                             ASD GROUP, INC.

                                             By:  /s/ Peter C. Zachariou
                                                  ------------------------------
                                                  Peter C. Zachariou, President


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

/s/ Peter C. Zachariou
---------------------------------
Peter C. Zachariou                   President and Director                March 25, 1999
                                     (Principal Executive Officer)

/s/ Kevin E. Homon
---------------------------------
Kevin E. Homon                       Controller (Principal Financial and   March 25, 1999
                                     Accounting Officer)

/s/ Thomas J. Lenagh
---------------------------------
Thomas J. Lenagh                     Director                              March 25, 1999


---------------------------------
Jan M. Winston                       Director                              March 25, 1999

/s/ Jay H. Solomont
---------------------------------
Jay H. Solomont                      Director                              March 25, 1999

*
---------------------------------
Mark Karasick                        Director                              March 25, 1999

----------------------
*By: /s/ Peter C. Zachariou
     ----------------------
     Peter C. Zachariou,
     Attorney In Fact

                                 EXHIBIT INDEX

   EXHIBIT NO.      DESCRIPTION
   -----------      -----------


       23.2         Consent of Deloitte & Touche LLP, independent auditors.

       27.1         Financial Data Schedule.